UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ALSIUS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)
02121110 7
(CUSIP Number of Common Stock Underlying Warrants)

William Worthen
President and Chief Executive Officer
Alsius Corporation
15770 Laguna Canyon Road, Suite 150
Irvine, California 92128
(949) 453-0150

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies To:
Ethan Feffer, Esq.
Sheppard, Mullin, Richter & Hampton LLP
650 Town Center Drive, 4th Floor
Costa Mesa, California 92626
(714) 513-5100
Fax: (714) 513-5130

N. Adele Hogan, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
(212) 819-8626
Fax: (646) 366-2024

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$8,105,090.00	$248.83
____________________
(1)
Estimated for purposes of calculating the amount of the filing fee only. Alsius Corporation (the "Company") is offering, for a period of twenty (20) business days, to all holders of the Company's 16,541,000 Warrants issued by Ithaka Acquisition Corp., our legal predecessor, in its initial public offering to exercise such Warrants by tendering 5.5 Warrants for one (1) share of Common Stock, on a cashless basis, and, if they participate in the 5.5 warrants for one share tender, warrant holders may pay a reduced exercise price of $3.25 to exercise one additional warrant for one share of Common Stock. The transaction value is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act, as amended, which equals $30.70 for each $1,000,000 of the value of the transaction. The transaction valuation was determined by using the last trading price of the Warrants on December 12, 2007, which was $0.49.

☐
Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration Number: N/A Filing Party: N/A Date Filed: N/A

o	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

o	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

o	going private transaction subject to Rule 13e-3.

o	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: o

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.

Item 1.    SUMMARY TERM SHEET

The information under the heading ‘‘Summary’’ in the Offer Letter filed as Exhibit (a)(1) to this Schedule TO is incorporated herein by reference.

Item 2.    SUBJECT COMPANY INFORMATION

(a)
The name of the subject company (issuer) and filing person (offeror) is Alsius Corporation, a Delaware corporation. The address and telephone number of its principal executive offices are 15770 Laguna Canyon Road, Suite 150, Irvine, California 92128, telephone (949) 453-0150.

(b)
As of December 17, 2007, the Company had 16,541,000 Warrants to purchase common stock outstanding that were issued by Ithaka Acquisition Corp., the Company’s legal predecessor, in its initial public offering which Warrants are subject to the Offer. The Warrants are exercisable for an aggregate of 16,541,000 shares of Common Stock of the Company.

(c)
Information about the trading market and price of the subject securities under ‘‘The Offer, Section 6: Price Range of Common Stock, Warrants and Units’’ of the Offer Letter is incorporated herein by reference.

Item 3.    IDENTITY AND BACKGROUND OF FILING PERSON

(a)
The Company is the filing person and the subject company. The address and telephone number of the Company and each of the Company’s executive officers and directors is c/o Alsius Corporation, 15770 Laguna Canyon Road, Suite 150, Irvine, California 92128, telephone (949) 453-0150.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the ‘‘SEC’’), the following persons are directors and/or executive officers of the Company:

Name	Position with the Company
Paul A. Brooke	Chairman of the Board
William J. Worthen	Chief Executive Officer and Director
Brett L. Scott	Chief Financial Officer
Kenneth A. Collins	Executive Vice President, Regulatory, Clinical, Quality, R&D
H. Michael Ameli	Vice President, Manufacturing
Suzanne C. Winter	Vice President, Worldwide Sales and Marketing
Eric M. Hecht	Director
Wende S. Hutton	Director
Jack W. Lasersohn	Director
Gregory D. Waller	Director
Kurt C. Wheeler	Director

Item 4.    TERMS OF THE TRANSACTION

(a)
Information about the terms of the transaction under ‘‘The Offer, Sections 1 through 13’’ of the Offer Letter is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)	None other than Messrs. Paul Brooke and Eric Hecht, directors, who may tender their Warrants in connection with the Offer. See Item 8(a) herein for more information.

Item 5.    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)	The information under ‘‘The Offer, Section 8. Transactions and Agreements Concerning Warrants’’ of the Offer Letter is incorporated herein by reference.

Item 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)	The information about the purpose of the transaction under ‘‘The Offer, Section 5.B. Purpose of the Offer’’ is incorporated herein by reference.

(b)	The securities acquired will be retired.

(c)
No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with this tender offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(10). The exercise of the Warrants resulting from the modification of the exercise terms would trigger the acquisition by such exercising holders of additional shares of common stock of the Company.

Item 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	Cash may be received if holders pay a reduced exercise price to exercise their warrants. The information in "The Offer, Section 7. Source and Amount of Funds" is incorporated herein by reference.

(b)	Not applicable.

(d)	Not applicable.

Item 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)
Neither the Company nor any of the individuals or entities named in Item 3 beneficially own any of the Warrants.  Two members of our board of directors, Paul Brooke and Eric Hecht, together with a former executive officer of Ithaka Acquisition Corp., our predecessor, collectively hold 1,250,000 warrants which they purchased in the open market.

(b)	Not applicable.

Item 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)
Dealer Manager Agreement:    In connection with the Offer, the Dealer Manager, Deutsche Bank Securities Inc. (“DBSI”), will receive a fee equal to the greater of US $0.02 per Warrant tendered or exercised for cash at an exercise price lower than the current exercise price or US $150,000, payable at the closing of the Offer (provided, however, that if fewer than 5,000,000 Warrants are tendered in the Offer or exercised for cash at an exercise price lower than the current exercise price, the fee will be US $0.02 per Warrant, but in no event less than $50,000).  In addition, DBSI is entitled to reimbursement of its reasonable out of pocket expenses for legal counsel and other costs.

The Company has retained Continental Stock Transfer & Trust Company to act as the Depositary and Morrow & Co., LLC to act as the Information Agent. Morrow may contact shareholders by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward material relating to the offer to beneficial owners. Each of Continental and Morrow will receive reasonable and customary compensation for its services in connection with our Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by us against certain liabilities and expenses in connection therewith.

Item 10.    FINANCIAL STATEMENTS

(a)
Incorporated by reference are the Company’s financial statements for the fiscal year ended December 31, 2006 that were furnished in the Company’s Annual Report on Form 10-KSB, and the financial statements for the quarter ended September 30, 2007 that were furnished in the Company’s report on Form 10-Q filed with the SEC on November 14, 2007. In addition, the Company incorporates by reference the Company’s financial statements for the fiscal years ended December 31, 2004, 2005 and  2006, that were furnished in the Company’s Definitive Proxy Statement on Form 14A filed with the SEC on June  8, 2007 in connection with Ithaka's acquisition of Alsius. The full text of the Annual Report on Form 10-KSB and the Form 10-Q filed on November 14, 2007, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on the SEC’s website at www.sec.gov.

(b)	None.

Item 11.    ADDITIONAL INFORMATION

(a) (1)
There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.

(2)	There are no applicable regulatory requirements or approvals needed for the Offer.

(3)	Not applicable.

(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934 and the applicable regulations are inapplicable.

(5)	None.

(b)	None.

Item 12.    EXHIBITS

The following are attached as exhibits to this Schedule TO:

(a) (1)	Offer Letter to Warrant Holders, dated December 19, 2007.

(2)	Dealer Manager Agreement, dated December 19, 2007.

(3)	Letter of Transmittal.

(4)	Notice of Guaranteed Delivery.

(5)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(6)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(7)
Registrant’s Registration Statement on Form S-1 (File No. 333-124521) filed May 2, 2005, as amended and Post-Effective Amendments on Form S-3 to Form S-1 filed October 26, 2007 and December 19, 2007 (Incorporated herein by reference).

(8)	Annual Report on Form 10-KSB for the year ending December 31, 2006 and filed March 21, 2007 (Incorporated herein by reference).

(9)	Form 10-Q dated March 31, 2007 and filed May 15, 2007 (Incorporated herein by reference).

(10)	Form 10-Q dated June 30, 2007 and filed August 14, 2007 (Incorporated herein by reference).

(11)	Form 10-Q dated September 30, 2007 and filed November 14, 2007 (Incorporated herein by reference).

(12)	Company’s Definitive Proxy Statement on Form 14A filed with the SEC on June 8, 2007 (Incorporated herein by reference).

(13)	Press Release dated December 18, 2007.

(b)	Not applicable.

(d)	Not applicable.

(g)	None.

(h)	Not applicable.

Item 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALSIUS CORPORATION

By: /s/ William J. Worthen Name: William J. Worthen Title: President and Chief Executive Officer
Date: December 19, 2007

EXHIBIT (a) (1)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION CONTEMPLATED HEREIN; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

OFFER LETTER

TO ALL HOLDERS OF WARRANTS

TO PURCHASE COMMON STOCK OF

ALSIUS CORPORATION

DECEMBER 19, 2007

THE OFFER PERIOD AND YOUR RIGHT TO WITHDRAW WARRANTS YOU TENDER WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON JANUARY 18, 2008, UNLESS THE OFFER PERIOD IS EXTENDED (THE "EXPIRATION DATE").  THE COMPANY MAY EXTEND THE OFFER PERIOD AT ANY TIME.

Alsius Corporation (the ‘‘Company’’) is making an offer, upon the terms and conditions in this Offer Letter and related Letter of Transmittal (which together constitute the ‘‘Offer’’), for a period of twenty (20) business days, or until January 18, 2008 (the "Offer Period").  The Offer is being made to all holders of the Company’s publicly traded warrants (the ‘‘Warrants’’) to purchase common stock (the ‘‘Common Stock’’), which were issued by Ithaka Acquisition Corp., the Company’s legal predecessor, in its initial public offering.  The Offer was approved by the Company's Board of Directors on December 18, 2007.

There are currently Warrants outstanding to purchase 16,541,000 shares of Common Stock for $5.00 per share.  The Company's Common Stock and Warrants are listed on the Nasdaq Capital Market under the symbols ALUS and ALUSW, respectively. On December 17, 2007, the last reported sale prices of such securities were $3.80 and $0.45, respectively. The Company also has a current trading market for its units ("Units"). One Unit consists of one share of Common Stock and two Warrants. The Units trade on the Nasdaq Capital Market under the symbol ALUSU, and on December 17, 2007, the last reported sale price of a Unit was $4.7501.

This Offer is to temporarily modify the terms of the Warrants during the Offer Period to permit Warrant holders to tender their Warrants for exercise as follows:

•
A holder may tender Warrants for exercise on a cashless basis.  For each 5.5 Warrants tendered, the holder will receive one share of Common Stock, without paying a cash exercise price.  A holder may tender as few or as many Warrants as the holder elects.

•
For each  5.5 Warrants a holder tenders in the cashless exercise, the holder may also exercise one additional Warrant for cash by paying a reduced exercise price of $3.25 for one share of Common Stock.  Exercising Warrants at the reduced cash price is not a requirement to participating in the cashless exercise described above.

You may tender some or all of your Warrants on these terms.  You may tender Warrants under the cashless exercise method above and, if you participate in the cashless exercise, you may also exercise Warrants for the reduced cash price under the second method. If you elect to tender Warrants in response to this Offer, please follow the instructions in this document and the related documents, including the Letter of Transmittal.

If you tender Warrants, you may withdraw your tendered Warrants before the Expiration Date and retain them on their original terms, by following the instructions herein.  If you tendered Warrants for both cashless exercise and cash exercise at the reduced price, then before the Expiration Date:

•	you may withdraw some or all of the Warrants tendered for cash exercise without affecting the Warrants tendered for cashless exercise; but

•
if you withdraw some or all of the Warrants tendered in the cashless exercise, you will be required to withdraw (or you will be treated as having withdrawn) Warrants tendered in the cash exercise, if your tender exceeds the limit of one cash exercise Warrant for each 5.5 Warrants tendered for cashless exercise.

WARRANTS WHICH ARE NOT TENDERED WILL RETAIN THEIR CURRENT TERMS, INCLUDING THE CURRENT $5.00 EXERCISE PRICE AND EXPIRATION DATE OF AUGUST 16, 2009.

Investing in our securities involves a high degree of risk. See ‘‘Risk Factors’’ in Section 12 of this letter for a discussion of information that you should consider before tendering Warrants in this Offer.

The Offer to modify the terms on which the Warrants may be exercised will commence on December 19, 2007 (the date the materials relating to the Offer are first sent to the holders) and end on January 18, 2008 at 5:00 p.m., Eastern Standard Time, unless extended. At the expiration of the Offer the original terms of the Warrants, including, but not limited to, the $5.00 per share cash exercise price and the number of shares of Common Stock (one share) into which a Warrant may be exercised, shall resume and continue to apply until the Warrants expire by their terms on August 16, 2009.

All of the currently outstanding publicly traded Warrants are the subject of this Offer, including those Warrants that are a part of the outstanding Units. If the Warrants you are tendering are part of Units held by you, then you must instruct your broker to separate the Warrants from the Units prior to tendering your Warrants pursuant to the Offer.  For specific instructions regarding separation of Units, please see the letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

A detailed discussion of the Offer is contained in this Offer Letter. Warrant holders are strongly encouraged to read this entire package of materials, and the publicly filed information about the Company referenced herein, before making a decision regarding the Offer.

OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER. HOWEVER, NEITHER THE COMPANY OR ANY OF ITS DIRECTORS, OFFICERS OR EMPLOYEES, NOR THE INFORMATION AGENT MAKES ANY RECOMMENDATION AS TO WHETHER TO EXERCISE WARRANTS. EACH HOLDER OF A WARRANT MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO EXERCISE SOME OR ALL OF HIS OR HER WARRANTS.

IT IS THE COMPANY’S CURRENT INTENT NOT TO CONDUCT ANOTHER OFFER TO PROMOTE THE EARLY EXERCISE OF THE WARRANTS, BUT THE COMPANY RESERVES THE RIGHT TO DO SO IN THE FUTURE, AS WELL AS TO REDEEM THE WARRANTS IF AND WHEN IT IS PERMITTED TO DO SO PURSUANT TO THE WARRANT TERMS. PURSUANT TO THEIR ORIGINAL TERMS, THE WARRANTS MAY BE REDEEMED IN WHOLE OR IN PART AT A PRICE OF $0.01 PER WARRANT IF THE SALES PRICE OF THE COMPANY'S COMMON STOCK EQUALS OR EXCEEDS $8.50 PER SHARE FOR ANY 20 TRADING DAYS WITHIN A 30 TRADING DAY PERIOD ENDING 3 BUSINESS DAYS BEFORE A NOTICE OF REDEMPTION IS SENT.

IMPORTANT PROCEDURES

If you want to tender all or part of your Warrants, you must do one of the following before the Offer expires:

•
if your Warrants are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Warrants for you, which can typically be done electronically;

•
if you hold Warrant certificates in your own name, complete and sign the Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantee, the certificates for your Warrants and any other documents required by the Letter of Transmittal, to Continental Stock Transfer & Trust Company, the depositary for this Offer; or

•
if you are an institution participating in The Depository Trust Company, which we call the ‘‘book-entry transfer facility’’ in this document, tender your Warrants according to the procedure for book-entry transfer described in Section 2.

If you want to tender your Warrants but:

•	your certificates for the Warrants are not immediately available or cannot be delivered to the depositary; or

•	you cannot comply with the procedure for book-entry transfer; or

•	your other required documents cannot be delivered to the depositary before the expiration of the Offer; then you can still tender your Warrants if you comply with the guaranteed delivery procedure described in Section 2.

TO TENDER YOUR WARRANTS YOU MUST CAREFULLY FOLLOW THE PROCEDURES DESCRIBED IN THIS DOCUMENT, THE LETTER OF TRANSMITTAL AND THE OTHER DOCUMENTS DISCUSSED HEREIN RELATED TO OUR OFFER.

NO FRACTIONAL SHARES WILL BE ISSUED IN THE OFFER.  IF YOU ELECT TO EXERCISE WARRANTS AND YOUR EXERCISE WOULD RESULT IN A FRACTIONAL SHARE OF COMMON STOCK TO BE ISSUED YOU WILL RECEIVE THE MARKET VALUE OF SUCH FRACTIONAL SHARE BASED ON THE CLOSING PRICE OF THE COMMON STOCK ON THE DAY IMMEDIATELY PRECEDING THE EXPIRATION DATE.

If you have any question or need assistance, you should contact Morrow & Co., LLC, the information agent for the Offer. You may request additional copies of this document, the Letter of Transmittal or the Notice of Guaranteed Delivery from the information agent. Morrow may be reached at:

Morrow & Co., LLC
470 West Avenue, Stamford, CT 06902
Stockholders, please call Toll Free: (800) 607-0088
Banks and brokerage firms, please call: (800) 662-5200

Letter of Transmittal

SUMMARY

The Company	Alsius Corporation, a Delaware corporation, with principal executive offices at 15770 Laguna Canyon Road, Suite 150, Irvine, California 92128, telephone (949) 453-0150.

The Warrants
As of December 17, 2007, the Company had 16,541,000 Warrants outstanding that were issued by Ithaka Acquisition Corp., the Company’s legal predecessor, in its initial public offering.   Each Warrant is exercisable for one share of Common Stock at a cash exercise price of $5.00.  By their terms, the Warrants will expire on August 16, 2009, unless sooner redeemed by the Company, as permitted under the Warrants.

Market Price of the Common Stock and Warrants
The Common Stock and Warrants are listed on the Nasdaq Capital Market under the symbols ALUS and ALUSW, respectively. On December 17, 2007, the last reported sale prices of such securities were $3.80 and $0.45, respectively. The Units also trade on the Nasdaq Capital Market under the symbol ALUSU and the last reported sales price of the Units on December 17, 2007 was $4.7501.

The Offer
This Offer is being made to all Warrant holders.  The purpose of the Offer is to reduce the number of Warrants outstanding in order to provide greater certainty to investors and potential investors regarding the number of shares of Common Stock which are, and may become, outstanding. The Offer may also result in the Company raising additional capital. The Board of Directors believes that the substantial number of Warrants now outstanding creates uncertainty in the Company's capital structure, as well as opportunities for arbitrage that may adversely affect the Company’s trading price.

Cashless Net Exercise
Until the Expiration Date of the Offer, holders can exercise Warrants in a cashless manner by tendering Warrants in exchange for Common Stock.  For each 5.5 Warrants tendered, the holder will receive one share of Common Stock, without paying a cash exercise price.  A holder may tender as few or as many Warrants as the holder elects, in accordance with the instructions herein, and must accompany the Letter of Transmittal.

Reduced Cash Exercise
For each 5.5 Warrants a holder tenders in the cashless exercise, the holder may also exercise one additional Warrant for cash by paying a reduced exercise price of $3.25 for one share of Common Stock.  The exercise price of the Warrant is payable only by certified bank check or wire transfer of immediately available funds in accordance with the instructions herein, and must accompany the Letter of Transmittal.

Exercising Warrants at the reduced cash price is not a requirement to participating in the cashless exercise, but is an additional benefit offered to those who do.  The election to exercise Warrants for cash does not need to be made at the same time the holder submits Warrants for the cashless exercise, but must be made before the Expiration Date of the Offer.

Expiration Date of Offer
5:00 p.m., Eastern Standard Time, on January 18, 2008, unless extended by the Company.  All Warrants and related paperwork, as well as payment for Warrants exercised for cash, must be received by the Information Agent by this time, as instructed herein.

Rescission Rights
If you tender your Warrants and change your mind, you may rescind and withdraw your tendered Warrants at any time until the Expiration Date of the Offer, as described in greater detail in Section 3 herein.

If you tendered Warrants for both cashless exercise and cash exercise at the reduced price, then before the Expiration Date you may withdraw some or all of the Warrants tendered for cash exercise without affecting the Warrants tendered for cashless exercise.  However, if you withdraw some or all of the Warrants tendered cashless exercise, you will be required to withdraw (or you will be treated as having withdrawn) Warrants tendered in the cash exercise, if your tender for cash exercise exceeds the limit of one Warrant for each 5.5 Warrants tendered for cashless exercise.

For example, if you tendered 55 Warrants for cashless exercise and 10 Warrants for cash exercise, but decided to withdraw 11 of the cashless exercise Warrants, then you must also withdraw (or will be treated as having withdrawn) 2 Warrants for cash exercise. A withdrawal of any number of Warrants for cash exercise, will not impact your tender of Warrants for cashless exercise.

Fractional Shares
No fractional shares will be issued in the Offer.  The cashless exercise feature requires that 5.5 Warrants be tendered for each share of Common Stock.  If the block of Warrants you tender includes an odd lot of fewer than 5.5 Warrants, and you have not elected to exercise those Warrants for cash, then you will receive a cash payment equal to the market value of 2/11th of a share of Common Stock for each Warrant in the odd lot. The market value will be based on the closing price of the Common Stock on the trading day immediately preceding the Expiration Date of the Offer.

For example, if you submit 40 Warrants for cashless exercise, you will receive seven shares of Common Stock in exchange for 38.5 of the Warrants (based on the exchange ratio of 5.5 Warrants for a share of Common Stock).  You will have 1.5 Warrants left over.  You may exercise one Warrant for cash at $3.25 per share, and for the remaining 0.5 Warrants you will receive a cash payment equal to 1/11th of the value of a share of Common Stock based on the closing price of the Common Stock on the trading day immediately preceding the Expiration Date of the Offer.  Alternatively, if you do not exercise any of the 1.5 Warrants for cash, you will receive a cash payment for the 1.5 Warrants equal to 3/11th of the value of a share of Common Stock based on the closing price of the Common Stock on the trading day immediately preceding the Expiration Date of the Offer.

Examples of Participation
A holder has 6,500 Warrants.  Several examples of what the holder may elect during the Offer Period are as follows:

1.  If the holder wishes to take maximum advantage of the reduced cash exercise feature, the holder will tender 5,500 Warrants for 1,000 shares of Common Stock in the cashless net exercise, and will exercise 1,000 additional Warrants at $3.25 cash per share.  The holder will end up with 2,000 shares of Common Stock by tendering 6,500 Warrants, and paying $3,250.

2.  If the holder wishes to take maximum advantage of the cashless net exercise, the holder will tender 6,496 Warrants in exchange for 1,181 shares of Common Stock.  The holder will have 4.5 Warrants left of the original 6,500. The holder can exercise none, some or four of the Warrants for $3.25 cash per share, and any remaining fraction of a Warrant will be converted to cash.  Any Warrants the holder retains will revert to their original terms after the Offer Period.  Alternatively, the holder can tender all 6,500 Warrants for cashless net exercise, in which case the holder will receive 1,181 shares of Common Stock for 6,495.5 Warrants, and a cash payment for the remaining 4.5 Warrants, equal the value of 9/11 th of a share of Common Stock at the closing price on the trading day preceding the Expiration Date of the Offer.

3.  The holder may choose an approach that is between the two approaches above.  For example, of the holder's 6,500 Warrants, the holder may tender 3,300 Warrants for 600 shares of Common Stock in the cashless net exercise, and exercise 400 additional Warrants at $3.25 cash per share (of the 600 Warrants that the holder would be eligible to exercise at the reduced price).  The holder will end up with 1,000 shares of Common Stock by tendering 3,700 Warrants, and paying $1,300.  The holder will retain 2,800 Warrants, which will revert to their original terms after the Offer Period (including the original $5.00 cash exercise price per share).

How to Tender Warrants
To tender your Warrants, you must complete one of the actions described herein under ‘‘Important Procedures’’ before the Offer expires. You may also contact the Information Agent or your broker for assistance. The contact information for the Information Agent is Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902. Stockholders, please call Toll Free: (800) 607-0088.  Banks and brokerage firms, please call: (800) 662-5200.

Further Information
Please direct questions or requests for assistance, or for additional copies of this Offer, Letter of Transmittal or other materials, in writing, to the Information Agent — Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902. Stockholders, please call Toll Free: (800) 607-0088.  Banks and brokerage firms, please call: (800) 662-5200.

THE OFFER

Risks of Participating In the Offer

Participation in this Offer involves a number of risks, including, but not limited to, the risks identified in Section 12 below. Holders should carefully consider these risks and are urged to speak with their personal financial, investment and/or tax advisor as necessary before deciding whether or not to participate in this Offer. In addition, we strongly encourage you to read this Offer in its entirety and review the documents referred to in Sections 9 and 13.

1.        GENERAL TERMS

Subject to the terms and conditions of the Offer, the Company is making an offer for a period of twenty (20) business days, ending January 18, 2008 at 5:00 p.m., Eastern Standard Time, to the holders of the Company’s Warrants, as follows:

•
A holder may tender Warrants for exercise on a cashless basis.  For each 5.5 Warrants tendered, the holder will receive one share of Common Stock, without paying a cash exercise price.  A holder may tender as few or as many Warrants as the holder elects

•
For each 5.5 Warrants a holder tenders in the cashless exercise, the holder may also exercise one additional Warrant for cash by paying a reduced exercise price of $3.25 for one share of Common Stock.  Exercising Warrants at the reduced cash price is not a requirement to participating in the cashless exercise offer described above.

You may tender some or all of your Warrants on these terms.  You may tender Warrants under the cashless exercise method above and, if you participate in the cashless exercise, you may also exercise Warrants for the reduced cash price under the second method. If you elect to tender Warrants in response to this Offer, please follow the instructions in this document and the related documents, including the Letter of Transmittal.

If you tender Warrants, you may withdraw your tendered Warrants before the Expiration Date and retain them on their original terms, by following the instructions herein.  If you tendered Warrants for both cashless exercise and cash exercise at the reduced price, then before the Expiration Date:

•	you may withdraw some or all of the Warrants tendered for cash exercise without affecting the Warrants tendered for cashless exercise; but

•
if you withdraw some or all of the Warrants tendered in the cashless exercise, you will be required to withdraw (or you will be treated as having withdrawn) Warrants tendered in the cash exercise, if your tender exceeds the limit of one cash exercise Warrant for each 5.5 Warrants tendered for cashless exercise.

No fractional shares will be issued in the Offer.  The cashless exercise feature requires that 5.5 Warrants be tendered for each share of Common Stock.  If the block of Warrants you tender includes an odd lot of fewer than 5.5 Warrants that cannot be exercised for a whole share of stock, then you will receive a cash payment equal to the market value of 2/11th of a share of Common Stock for each Warrant in the odd lot. The market value will be based on the closing price of the Common Stock on the trading day immediately preceding the Expiration Date of the Offer.

Examples

A holder has 6,500 Warrants.  Several examples of what the holder may elect during the Offer Period are as follows:

1.  If the holder wishes to take maximum advantage of the reduced cash exercise feature, the holder will tender 5,500 Warrants for 1,000 shares of Common Stock in the cashless net exercise, and will exercise 1,000 additional Warrants at $3.25 cash per share.  The holder will end up with 2,000 shares of Common Stock by tendering 6,500 Warrants, and paying $3,250.

2.  If the holder wishes to take maximum advantage of the cashless net exercise, the holder will tender 6,496 Warrants in exchange for 1,181 shares of Common Stock.  The holder will have 4.5 Warrants left of the original 6,500. The holder can exercise none, some or four of the Warrants for $3.25 cash per share, and any remaining fraction of a Warrant will be converted to cash.  Any Warrants the holder retains will revert to their original terms after the Offer Period.  Alternatively, the holder can tender all 6,500 Warrants for cashless net exercise, in which case the holder will receive 1,181 shares of Common Stock for 6,495.5 Warrants, and a cash payment for the remaining 4.5 Warrants, equal the value of 9/11 th of a share of Common Stock at the closing price on the trading day preceding the Expiration Date of the Offer.

3.  The holder may choose an approach that is between the two approaches above.  For example, of the holder's 6,500 Warrants, the holder may tender 3,300 Warrants for 600 shares of Common Stock in the cashless net exercise, and exercise 400 additional Warrants at $3.25 cash per share (of the 600 Warrants that the holder would be eligible to exercise at the reduced price).  The holder will end up with 1,000 shares of Common Stock by tendering 3,700 Warrants, and paying $1,300.  The holder will retain 2,800 Warrants, which will revert to their original terms after the Offer Period (including the original $5.00 cash exercise price per share).

A.    Period of Offer

The Offer will only be open for a period beginning on the Offer Date and ending on the Expiration Date. The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to holders of the Warrants who have not tendered any Warrants. There can be no assurance, however, that the Company will exercise its right to extend the Offer. During any such extension, all Warrants previously tendered will be deemed exercised as of the original Expiration Date. See Section 10.

IT IS THE COMPANY’S CURRENT INTENTION NOT TO CONDUCT ANOTHER OFFER DESIGNED TO INDUCE THE EARLY EXERCISE OF THE WARRANTS, PROVIDED THAT THE COMPANY RESERVES THE RIGHT TO EXERCISE ITS ABILITY TO REDEEM THE WARRANTS IF AND WHEN IT IS PERMITTED TO DO SO PURSUANT TO THE TERMS OF THE WARRANTS. PURSUANT TO THEIR ORIGINAL TERMS, THE WARRANTS MAY BE REDEEMED IN WHOLE OR IN PART AT A PRICE OF $0.01 PER WARRANT IF THE SALES PRICE OF THE COMPANY'S COMMON STOCK EQUALS OR EXCEEDS $8.50 PER SHARE FOR ANY 20 TRADING DAYS WITHIN A 30 TRADING DAY PERIOD ENDING 3 BUSINESS DAYS BEFORE A NOTICE OF REDEMPTION IS SENT.

B.    Partial Exercise Permitted

If you choose to participate in the Offer, you may exercise less than all of your Warrants pursuant to the terms of the Offer.

WARRANTS NOT EXERCISED DURING THE PERIOD OF THE OFFER SHALL, AFTER THE EXPIRATION DATE, BE EXERCISABLE IN ACCORDANCE WITH THE GENERAL TERMS OF SUCH WARRANTS, AS THE TERMS OF SUCH WARRANTS EXISTED PRIOR TO THE COMMENCEMENT OF THIS OFFER.  UNEXERCISED WARRANTS SHALL EXPIRE IN ACCORDANCE WITH THEIR TERMS ON AUGUST 16, 2009, UNLESS SOONER REDEEMED AS PERMITTED BY THEIR TERMS.

C.    Exercise by Cashless Net Exercise

Exercising the Warrants by cashless net exercise will require surrendering 5.5 Warrants for each share of Common Stock in accordance with the Company’s instructions and accompanied by the Letter of Transmittal.  If the block of Warrants you tender includes an odd lot of fewer than 5.5 Warrants that cannot be exercised for a whole share of stock, then you will receive a cash payment equal to the market value of 2/11th of a share of Common Stock for each Warrant in the odd lot. The market value will be based on the closing price of the Common Stock on the trading day immediately preceding the Expiration Date of the Offer.

D.    Exercise by Cash Exercise at Reduced Price of $3.25 per Share

The exercise price of the Warrants exercised pursuant to the reduced exercise price feature of the Offer will be payable only by bank check or wire transfer of immediately available funds in accordance with the Company’s instructions and must accompany the Letter of Transmittal.

E.    Combinations of Methods to Exercise

You may tender your Warrants under the cashless net exercise described in (C), or a combination of methods the cashless net exercise and the reduced cash exercise described in (D) above if you participate in the cashless net exercise.

F.     Effectiveness of Registration Statement as a Condition to the Offer

The Offer is conditioned on the Company's having in place an effective amended Registration Statement on Form S-3 under the Securities Act of 1933, as amended, for the purpose of registering for trading the shares of Common Stock that may be issued upon the cashless net exercise or reduced cash exercise of the Warrants.  This is to provide registered shares of Common Stock to those participating in the Offer.

In order to register the shares issued upon exercise of the Warrants in this Offer, the Company has filed with the Securities and Exchange Commission a post-effective amendment to the existing Form S-3 Registration Statement that is on file covering the shares of Common Stock underlying the Warrants.  The amendment to the Form S-3 reflects the terms of the Warrants as amended in the Offer.

The Company will not complete the Offer unless and until the post-effective amendment to the Form S-3 is declared effective.  If there is a delay in the Form S-3 becoming effective, the Company may, in its discretion, extend, suspend or cancel the Offer, and will inform Warrant holders of such event.

G.      No Recommendation; Holder's Own Decision

NONE OF THE COMPANY, OR ANY OF ITS DIRECTORS, OFFICERS OR EMPLOYEES, OR THE INFORMATION AGENT, MAKES ANY RECOMMENDATION TO ANY HOLDER OF A WARRANT AS TO WHETHER TO EXERCISE THEIR WARRANTS. EACH HOLDER OF A WARRANT MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO EXERCISE THEIR WARRANTS.

2.         PROCEDURE FOR EXERCISING AND TENDERING WARRANTS

A.    Proper Exercise and Tender of Warrants

To exercise and tender Warrants validly pursuant to the Offer, a properly completed and duly executed Letter of Transmittal or photocopy thereof, together with any required signature guarantees, must be received by the depositary at its address set forth on the last page of this document prior to the Expiration Date. The method of delivery of all required documents is at the option and risk of the tendering Warrant holders. If delivery is by mail, we recommend registered mail with return receipt requested (properly insured). In all cases, sufficient time should be allowed to assure timely delivery.

In the Letter of Transmittal, the exercising Warrant holder must: (i) set forth his, her or its name and address; (ii) set forth the number of Warrants exercised and the method of exercise (either exchange or a combination of exchange and cash payment); and (iii) set forth the number of the Warrant certificate(s) representing such Warrants.

Where Warrants are exercised by a registered holder of the Warrants who has completed either the box entitled ‘‘Special Payment Instructions’’ or the box entitled ‘‘Special Delivery Instructions’’ on the Letter of Transmittal, all signatures on the Letters of Transmittal must be guaranteed by an ‘‘Eligible Institution.’’

An ‘‘Eligible Institution’’ is a bank, broker dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an ‘‘eligible guarantor institution,’’ as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended.

If the Warrants are registered in the name of a person other than the signer of the Letter of Transmittal, the Warrants must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the Warrants, with the signature(s) on the Warrants or stock powers guaranteed.

An exercise of Warrants pursuant to the procedures described below in this Section will constitute a binding agreement between the exercising holder of Warrants and the Company upon the terms and subject to the conditions of the Offer.

ALL DELIVERIES IN CONNECTION WITH THE OFFER, INCLUDING A LETTER OF TRANSMITTAL AND WARRANTS, MUST BE MADE TO THE DEPOSITARY OR THE BOOK-ENTRY TRANSFER FACILITY.

NO DELIVERIES SHOULD BE MADE TO THE COMPANY, AND ANY DOCUMENTS DELIVERED TO THE COMPANY OR THE BOOK-ENTRY TRANSFER FACILITY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

BOOK-ENTRY DELIVERY.    The depositary will establish an account for the shares at The Depository Trust Company (‘‘DTC’’) for purposes of the Offer within two business days after the date of this document. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Warrants by causing DTC to transfer such Warrants into the depositary’s account in accordance with DTC’s procedure for such transfer. Even though delivery of Warrants may be effected through book-entry transfer into the depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantee, or an agent’s message in the case of a book-entry transfer, and any other required documentation, must in any case be transmitted to and received by the depositary at its address set forth on the last page of this document prior to the Expiration Date, or the guaranteed delivery procedures set forth herein must be followed. Delivery of the Letter of Transmittal (or other required documentation) to DTC does not constitute delivery to the depositary.

WARRANTS HELD THROUGH CUSTODIANS.    If Warrants are held through a direct or indirect DTC participant, such as a broker, dealer, commercial bank, trust company or other financial intermediary, you must instruct that holder to exercise your Warrants on your behalf. A letter of instructions is included in these materials, and as an exhibit to the Schedule TO. The letter to custodians may be used by you to instruct a custodian to exercise and deliver warrants on your behalf.

Unless the Warrants being exercised are delivered to the depositary by 5:00 P.M., Eastern Standard Time, on the Expiration Date accompanied by a properly completed and duly executed Letter of Transmittal or a properly transmitted agent’s message, we may, at our option, treat such exercise as invalid. Issuance of Common Stock upon exercise of Warrants will be made only against the valid exercises of the Warrants.

GUARANTEED DELIVERY.    If you want to exercise your Warrants pursuant to the Offer, but (i) your Warrants are not immediately available, (ii) the procedure for book-entry transfer cannot be completed on a timely basis, or (iii) time will not permit all required documents to reach the depositary prior to the Expiration Date, you can still exercise your Warrants if all the following conditions are met:

(A)	the tender is made by or through an Eligible Institution;

(B)
the depositary receives by hand, mail, overnight courier or facsimile transmission, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided with this document (with signatures guaranteed by an Eligible Institution); and

(C)	the depositary receives, within three Nasdaq Capital Market trading days after the date of its receipt of the notice of guaranteed delivery:

(1)	the certificates for all tendered shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer as described above, and

(2)
a properly completed and duly executed Letter of Transmittal (or facsimile thereof), or an Agent’s Message in the case of a book-entry transfer, and any other documents required by the letter of transmittal.

In any event, the issuance of shares of Common Stock for Warrants exercised pursuant to the Offer and accepted pursuant to the Offer will be made only after timely receipt by the depositary of Warrants, properly completed, duly executed Letter(s) of Transmittal and any other required documents.

B.    Conditions of the Offer

The conditions to the Offer are:

(i)	the existence of an effective amendment to the registration statement on Form S-3 for the issuance of the Common Stock upon exercise of the Warrants; and

(ii)	each Holder delivers to the Company in a timely manner a completed Letter of Transmittal, along with the Holder’s Warrants and, in the case of a cash exercise, proper payment.

C.    Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Warrants will be determined by the Company, in its sole discretion, and its determination shall be final and binding, subject to the judgment of any court. The Company reserves the absolute right, subject to the judgment of any court, to reject any or all tenders of Warrants that it determines are not in proper form or reject Warrants that may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right, subject to the judgment of any court, to waive any defect or irregularity in any tender of the Warrants. Neither the Company nor any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

The exercise of Warrants pursuant to the procedure described above will constitute a binding agreement between the tendering Warrant holder and the Company upon the terms and subject to the conditions of the Offer.

D.    Signature Guarantees

Except as otherwise provided below, all signatures on a Letter of Transmittal by a person residing in or tendering Warrants in the U.S. must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or correspondent in the United States which is a participant in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an ‘‘Eligible Institution’’). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the Warrant(s) tendered therewith and such holder has not completed the box entitled ‘‘Special Delivery Instructions’’ or ‘‘Special Issuance Instructions’’ in the Letter of Transmittal; or (b) such Warrants are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

3.         RESCISSION RIGHTS

Tenders of Warrants made pursuant to the Offer may be rescinded at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable. If the Company extends the period of time during which the Offer is open or is delayed in accepting for exercise any Warrants pursuant to the Offer for any reason, then, without prejudice to the Company’s rights under the Offer, the Company may retain all Warrants tendered, and tenders of such Warrants may not be rescinded except as otherwise provided in this Section 3.

If you tendered Warrants for both cashless exercise and cash exercise at the reduced price, then before the Expiration Date you may withdraw some or all of the Warrants tendered for cash exercise without affecting the Warrants tendered for cashless exercise.  However, if you withdraw some or all of the Warrants tendered cashless exercise, you will be required to withdraw (or you will be treated as having withdrawn) Warrants tendered in the cash exercise, if your tender for cash exercise exceeds the limit of one Warrant for each 5.5 Warrants tendered for cashless exercise.

For example, if you tendered 55 cashless Warrants for cashless exercise and 10 Warrants for cash exercise, but decided to withdraw 11 of the cashless exercise Warrants, then you must also withdraw (or will be treated as having withdrawn) 2 Warrants for cash exercise. However, a withdrawal of any number of Warrants for cash exercise, will not impact your tender of cashless Warrants for cashless exercise and none would have to be withdrawn.

To be effective, a written notice of rescission must be timely received by the depositary at their address identified in this Offer. Any notice of rescission must specify the name of the person who tendered the Warrants for which tenders are to be rescinded and the number of Warrants to be rescinded. If the Warrants to be rescinded have been delivered to the depositary, a signed notice of rescission must be submitted prior to release of such Warrants. In addition, such notice must specify the name of the registered holder (if different from that of the tendering Warrant holder) and the serial numbers shown on the particular certificates evidencing the Warrants to be rescinded. Rescission may not be cancelled, and Warrants for which tenders are rescinded will thereafter be deemed not validly tendered for purposes of the Offer. However, Warrants for which tenders are rescinded may be tendered again by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

A holder of Warrants desiring to rescind tendered Warrants previously delivered through DTC should contact the DTC participant through which such holder holds their Warrants. In order to rescind previously tendered Warrants, a DTC participant may, prior to the Expiration Date, rescind its instruction previously transmitted through the WARR PTS function of DTC’s ATOP procedures by (1) rescinding its acceptance through the WARR PTS function, or (2) delivering to the depositary by mail, hand delivery or facsimile transmission, notice of rescission of such instruction. The notices of rescission must contain the name and number of the DTC participant. A rescission of an instruction must be executed by a DTC participant as such DTC participant’s name appears on its transmission through the WARR PTS function to which such rescission relates. A DTC participant may rescind a tendered Warrant only if such rescission complies with the provisions described in this paragraph.

A holder who tendered their Warrants other than through DTC should send written notice of rescission to the depositary specifying the name of the Warrant holder who exercised the Warrants being rescinded. All signatures on a notice of rescission must be guaranteed by a Medallion Signature Guarantor; provided, however, that signatures on the notice of rescission need not be guaranteed if the Warrants being rescinded are held for the account of an Eligible Guarantor Institution. Rescission of a prior Warrant tender will be effective upon receipt of the notice of rescission by the depositary. Selection of the method of notification is at the risk of the Warrant holder, and notice of rescission must be timely received by the depositary.

All questions as to the form and validity (including time of receipt) of any notice of rescission will be determined by the Company, in its sole discretion, which determination shall be final and binding, subject to the judgments of any courts that might provide otherwise. Neither the Company nor any other person will be under any duty to give notification of any defect or irregularity in any notice of rescission or incur any liability for failure to give any such notification, subject to the judgment of any court.

4.        ACCEPTANCE FOR PAYMENT OF WARRANTS AND ISSUANCE OF SHARES

Upon the terms and subject to the conditions of the Offer, from the Offer Date to the Expiration Date, the Company will accept for exercise Warrants validly tendered. The Common Stock to be issued will be delivered promptly following the Expiration Date. In all cases, Warrants will only be accepted for exercise pursuant to the Offer after timely receipt by the depositary of certificates for Warrants either physically or through the book-entry delivery, a properly completed and duly executed Letter of Transmittal or manually signed photocopy thereof, and, (i) in the event of an exercise by exchange, the surrender of Warrants being tendered and (ii) in the event of a exercise by cash in conjunction with an exchange, a certified bank check or wire transfer of immediately available funds in accordance with the instruction herein in the amount of the purchase price of the Common Stock.

For purposes of the Offer, the Company will be deemed to have accepted for exercise Warrants that are validly tendered and for which tenders are not rescinded, unless the Company gives written notice to the Warrant holder of its non-acceptance.

5.        BACKGROUND AND PURPOSE OF THE OFFER

A.    Information Concerning Alsius Corporation, Inc.

On June 21, 2007, Alsius Corporation, a Delaware corporation ("Alsius"), formerly Ithaka Acquisition Corp. (“Ithaka”), completed its acquisition of Alsius Corporation, a California corporation (“Alsius Medical”), through a merger of a wholly owned merger subsidiary with and into Alsius Medical.   Alsius Medical was a privately-held company incorporated in December 1991. Ithaka was a publicly traded blank check company formed in 2005 to effect a merger, capital stock exchange or asset acquisition with an unidentified operating business in the healthcare industry.  In the merger, Alsius Medical became a wholly owned subsidiary of Alsius. Alsius concurrently changed its name to Alsius Corporation, and Alsius Medical changed its name to Alsius Medical Corporation.  Alsius is now a holding company operating through its wholly owned subsidiary, Alsius Medical Corporation.  Alsius and its operating subsidiary are referred to collectively as “Alsius,” “we,” “us,” and the “Company.”  Alsius' common stock trades on NASDAQ under the symbol “ALUS.”  For accounting purposes, the merger was treated as a reverse acquisition with Alsius Medical being the accounting acquirer, and in connection therewith, the Company’s historical financial statements reflect those of Alsius Medical.

Alsius develops, manufactures, markets and sells, proprietary catheter-based products for rapid cooling and temperature control of patients in hospital critical care settings.  Alsius' products are used to treat patients with severe neuronal injury, including those who have suffered stroke, traumatic brain injury and cardiac arrest. In August 2003, Alsius Medical received United States Food and Drug Administration (“FDA”) clearance to market its CoolGard® 3000 Thermal Regulation System (the “CoolGard system”) and Cool Line® catheter for use in fever control. In addition, in October 2003, Alsius Medical received FDA clearance to market its Icy™ and Fortius™ catheters in combination with the CoolGard® 3000 Thermal Regulation System for use in normothermia in cardiac surgery and hypothermia in neuro surgery.  Alsius Medical also has clearance to markets its products in Europe, Canada, and Australia, and is in the process of obtaining clearances is other international markets.  Alsius Medical began to market and sell its products in the United States through its direct salesforcein April 2004, and began selling its products through distributors in Europe in February 2004.  Alsius is headquartered in Irvine, California, and has a European service center in The Netherlands.

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

B.    Purpose of the Offer

The purpose of the Offer is to reduce the number of Warrants outstanding in order to provide greater certainty to investors and potential investors regarding the number of shares of Common Stock which are, and may become, outstanding. The Offer may also result in the Company raising additional capital. The Company believes that the substantial number of Warrants now outstanding creates confusion in the marketplace as well as opportunities for arbitrage that adversely affect the Company’s trading price.

C.    Interests of Directors and Officers

Paul Brooke and Eric Hecht, members of the Board of Directors, who acquired Warrants in their capacity as investors in Ithaka Acquisition Corp., the legal predecessor, may tender Warrants in this transaction. There are no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors, to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company’s corporate structure or business; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of equity security of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 34 Act; or (j) the suspension of the issuer’s obligation to file reports pursuant to Section 15(d) of the 34 Act. The exercise of the Warrants pursuant to the Offer would trigger the acquisition by such exercising holders of additional shares of the Common Stock of the Company.

NONE OF THE COMPANY OR ANY OF ITS DIRECTORS, OFFICERS OR EMPLOYEES, OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO ANY HOLDER OF WARRANTS AS TO WHETHER TO TENDER AND EXERCISE SOME OR ALL OF THEIR WARRANTS. EACH HOLDER OF WARRANTS MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER AND EXERCISE THEIR WARRANTS.

6.         PRICE RANGE OF COMMON STOCK, WARRANTS AND UNITS

The Common Stock and Warrants are listed on the Nasdaq Capital Market under the symbols ALUS and ALUSW, respectively. On December 17, 2007, the last reported sale prices of the Common Stock and Warrants were $3.80  and $0.45, respectively. The Company also has a current trading market for its Units. The Units also trade on the Nasdaq Capital Market under the symbol ALUSU and on December 17, 2007 the closing sale price of the Units was $4.7501.

The Company recommends that Holders obtain current market quotations for the Common Stock, among other factors, before deciding whether or not to exercise their Warrants.

The following table shows, for the last eight fiscal quarters, the high and low closing prices per share of the Common Stock, Warrants and Units as quoted on the Nasdaq Capital Market:

	Units		Common Stock		Warrants
	High	Low	High	Low	High	Low
2007:
First Quarter	6.70	6.31	5.52	5.40	0.56	0.42
Second Quarter (Alsius acquired by Ithaka in June)	7.15	6.40	5.65	5.10	0.79	0.47
Third Quarter	8.90	6.32	6.14	4.33	1.33	0.66
2006:
First Quarter	6.72	5.93	5.42	5.10	0.73	0.42
Second Quarter	6.85	6.10	5.49	5.25	0.77	0.47
Third Quarter	6.35	5.90	5.34	5.25	0.51	0.34
Fourth Quarter	6.75	5.90	5.50	5.33	0.60	0.34
2005:
Fourth Quarter	6.07	5.69	5.13	5.00	0.53	0.34

7.        SOURCE AND AMOUNT OF FUNDS

Because this transaction is an offer to holders to exercise their existing Warrants, there is no source of funds or other cash consideration being paid by the Company to those tendering Warrants, other than minimal potential payments that may be made in lieu of fractional shares. The Company will use existing working capital to pay expenses associated with this Offer, estimated to be $500,000.

8.        TRANSACTIONS AND AGREEMENTS CONCERNING WARRANTS

Other than as set forth below, and as set forth in the Company’s Certificate of Incorporation and By-Laws, there are no agreements, arrangements or understandings between the Company, or any of its directors or executive officers identified above, and any other person with respect to the Warrants.

A.                Dealer Manager Agreement. In connection with the Offer, the Dealer Manager, Deutsche Bank Securities Inc. (“DBSI”), will receive a fee equal to the greater of US $0.02 per Warrant tendered or exercised for cash at an exercise price lower than the current exercise price or US $150,000, payable at the closing of the Offer (provided, however, that if fewer than 5,000,000 Warrants are tendered in the Offer or exercised for cash at an exercise price lower than the current exercise price, the fee will be US $0.02 per Warrant, but in no event less than $50,000).  In addition, DBSI is entitled to reimbursement of its reasonable out of pocket expenses for legal counsel and other costs.

B.                Warrant Agreement.    In connection with its initial public offering and the appointment of a warrant agent for its publicly traded Warrants, the Company’s legal predecessor entered into a Warrant Agreement with Continental Stock Transfer & Trust Company. The Warrant Agreement provides for the various terms, restrictions and governing provisions that dictate all the terms of the Warrants. In addition, the Company has retained Continental Stock Transfer & Trust Company to act as the Depositary and Morrow & Co., LLC to act as the Information Agent. Morrow may contact shareholders by mail, telephone, facsimile, or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward material relating to the offer to beneficial owners. Each of Continental and Morrow will receive reasonable and customary compensation for its services in connection with our Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by us against certain liabilities and expenses in connection therewith.

9.        FINANCIAL INFORMATION REGARDING THE COMPANY.

The Company incorporates by reference the Company’s financial statements for the fiscal year ended December 31, 2006 that were furnished in the Company’s Annual Report on Form 10-KSB (for the Company's predecessor, Ithaka), and the financial statements for the quarter ended September 30, 2007 that were furnished in the Company’s report on Form 10-Q dated November 14, 2007 (covering Alsius, after the acquisition by Ithaka in June 2007). In addition, the Company incorporates by reference the Company’s financial statements for the fiscal years ended December 31, 2004, 2005 and 2006, that were furnished in the Company’s Definitive Proxy Statement on Form 14A filed with the U.S. Securities and Exchange Commission (‘‘SEC’’) on June 8, 2007 in connection with Ithaka's acquisition of Alsius.

The full text of all such filings with the SEC referenced above, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on the SEC’s website at www.sec.gov.

Summary Financial Information

The following summary financial information for the years ended December 31, 2005 and 2006 should be read in conjunction with our definitive proxy statement filed with the SEC on June 8, 2007. In addition, the summary statement of operations information for the nine months ended September 30, 2007 and 2006, and the summary balance sheet information for the period ending September 30, 2007, compared with December 31, 2006, are derived from our Form 10-Q for the quarterly period ended September 30, 2007 and filed with the SEC on November 14, 2007.

	Year Ended December 31,
	2005	2006
	(In Thousands)	(In Thousands)
Statement of Operations Data:
Revenue	$3,223	$5,979
Net loss	(10,122)	(17,578)
(Deemed preferred stock dividends) gain on extinguishment of preferred stock	—	—
Amount allocated to participating preferred shareholders	—	—
Net income (loss) available to common shareholders	(10,122)	(17,578)
Basic and diluted net income (loss) per share	(181.77)	(244.06)

	As of December 31,
	2005	2006
	(In Thousands)	(In Thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,309	$647
Working capital (deficit)	5,294	(8,763)
Total assets	9,492	6,240
Long-term liabilities	3,266	6,468
Redeemable convertible preferred stock	46,643	46,643
Total shareholders’ deficit	(43,358)	(60,355)

Statements of Operations Data
 (Unaudited, in thousands, except share and per share data)

	Nine Months Ended September 30,
	2007	2006

Revenue	$6,405	$4,021
Cost of revenue*	5,386	4,533
Gross margin	1,019	(512)

Operating expenses *:
Research and development	2,595	2,080
Sales and marketing	7,755	4,027
General and administrative	3,825	3,443
Total operating expenses	14,175	9,550
Loss from operations	(13,156)	(10,062)
Interest and dividend income	438	72
Interest expense	(3,773)	(1,098)
Other income (expense)	(79)	(1,663)
Net loss	$(16,570)	$(12,751)
Net loss per share- basic and diluted	$(1.21)	$(1.16)
Weighted average shares outstanding-basic and diluted	13,735	10,974

     * Stock-based compensation is included in the above amounts as follows:

Cost of revenue	$139	$17
Research and development	357	36
Sales and marketing	628	103
General and administrative	1,001	283
Total	$2,125	$439

Summary Balance Sheets Data
(Unaudited, in thousands, except share data)

	September 30, 2007	December 31, 2006
ASSETS
Current Assets:
Cash and cash equivalents	$29,495	$647
Accounts receivable, net of allowances of $17 and $13	2,012	1,517
Inventories	5,562	2,368
Prepaid expenses	409	189
Total current assets	37,478	4,721
Property and equipment, net	701	360
Evaluation equipment, net	701	636
Other assets	314	523
TOTAL	$39,194	$6,240

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$1,391	$2,361
Accrued liabilities	1,562	1,785
Current portion of promissory notes	3,200	9,318
Current portion of capital lease obligation	25	20
Total current liabilities	6,178	13,484
Long-term debt—less current portion	4,332	1,343
Warrant liabilities and embedded derivatives	—	5,030
Capital lease obligation	89	95
Total liabilities	10,599	19,952

Redeemable convertible preferred stock	—	46,643

Shareholders’ Equity (Deficit):
Preferred stock, $0.0001 par value—1,000,000 shares authorized; no shares issued or outstanding at September 30, 2007 and December 31, 2006	—	—
Common stock, $0.0001 par value—75,000,000 shares authorized; 18,253,500 shares issued and outstanding at September 30, 2007	2	—
Common stock, no par value—20,000,000 shares authorized; 78,942 shares issued and outstanding at December 31, 2006	—	16,430
Additional paid-in capital	121,155	—
Deferred stock-based compensation	—	(793)
Accumulated deficit	(92,562)	(75,992)
Total shareholders’ equity (deficit)	28,595	(60,355)
TOTAL	$39,194	$6,240

10.      EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS; CONDITIONS

The Company expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the Offer is open.

There can be no assurance, however, that the Company will exercise its right to extend the Offer. During any such extension, all Warrants previously tendered will be deemed exercised as of the original Expiration Date. Amendments to the Offer will be made by written notice thereof to the holders of the Warrants. Material changes to information previously provided to holders of the Warrants in this Offer or in documents furnished subsequent thereto will be disseminated to holders of Warrants. Also, should the Company, pursuant to the terms and conditions of the Offer, materially amend the Offer, the Company will ensure that the Offer remains open long enough to comply with U.S. Federal securities laws. It is possible that such changes could involve an extension of the Offer of up to 10 additional business days.

If the Company materially changes the terms of the Offer or the information concerning the Offer, or it waives a material condition of the Offer, the Company will extend the Offer to the extent required under applicable law. The minimum period during which an offer must remain open following any material change in the terms of the Offer or information concerning the Offer (other than a change in price, change in dealer’s soliciting fee or change in percentage of securities sought all of which require up to 10 additional business days) will depend on the facts and circumstances, including the relative materiality of such terms or information.

The conditions to the Offer are:

(A)	the existence of an effective amendment to the registration statement on Form S-3 for the issuance of the Common Stock upon exercise of the Warrants; and

(B)	each Holder delivers to the Company in a timely manner a completed Letter of Transmittal, along with the Holder’s Warrants and, in the case of a cash exercise, proper payment.

11.      U.S. FEDERAL INCOME TAX CONSEQUENCES:

A.           General

The following summary describes the material U.S. federal income tax considerations of the acquisition and ownership of Common Stock to holders who hold such Common Stock as capital assets and who acquire such Common Stock upon the exercise of the Warrants also held as capital assets.  This description also addresses the material U.S. federal income tax considerations of the Offer to holders of the Warrants.  This description does not purport to address the potential tax considerations that may be material to a holder based on his or her particular situation and does not address the tax considerations applicable to holders that may be subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	real estate investment trusts;

•	regulated investment companies;

•	grantor trusts;

•	tax-exempt organizations;

•	dealers or traders in securities or currencies; or

•
holders that hold Common Stock or Warrants as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar.

Moreover, this description does not address the U.S. federal estate and gift tax, alternative minimum tax or other tax consequences of the acquisition and ownership of Common Stock or Warrants.  Holders should consult their tax advisors with respect to the application of the U.S. tax laws to their particular situation.

This description is based on the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations, administrative pronouncements and judicial decisions, each as in effect on the date hereof.  All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations by the Internal Revenue Service or a court, which could affect the tax consequences described herein.  For purposes of this description, for U.S. federal income tax purposes a holder of Common Stock or Warrants is a "United States person" if such holder is:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more "U.S. persons," as defined in section 7701(a)(30) of the Code, have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the Common Stock or Warrants, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership.  Such partner should consult its own tax advisor as to the application of the U.S. tax laws to its particular situation.

This summary is included herein as general information only. Accordingly, each holder is urged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of participating in the Offer and of holding and disposing of our Common Stock.

B.           The Offer

If you participate in the Offer in accordance with the procedures set forth in this Offer, we intend to treat your participation for U.S. federal income tax purposes in the manner described below.

If you elect to exercise via an exchange of 5.5 existing Warrants for one new share of Common Stock (i.e., a cashless net exercise), we will treat the transaction as a "recapitalization" exchange of warrants for new stock.  The consequences of such a recapitalization characterization would be that (i) the exchange of existing Warrants for new Common Stock would not cause recognition of gain or loss, (ii) your tax basis in the new Common Stock received in the exchange would be equal to the tax basis in your existing Warrants given in the exchange, and (iii) your holding period for the new Common Stock received in the exchange will include your holding period for the surrendered Warrants.  If you receive a cash payment in lieu of the receipt of a fractional share of Common Stock, you will recognize capital gain or loss with respect to the fractional share in an amount equal to the difference, if any, between the amount of cash received instead of the fractional share and the portion of your tax basis in the Warrants surrendered in the exchange that is allocable to the fractional share. The capital gain or loss will be long-term if the holding period for such surrendered Warrants is more than one year as of the date of the exchange.

If you elect to exercise an existing Warrant for cash by paying a reduced exercise price of $3.25 to receive one (1) share of Common Stock (i.e., a reduced cash exercise), we will treat the transaction as a "recapitalization" exchange of the existing Warrant for a "new" warrant having a $3.25 exercise price, followed by an exercise of the "new" warrant.  The consequences of such a transaction would be that (i) the deemed exchange of existing Warrants for "new" warrants would not cause recognition of gain or loss, (ii) your tax basis in the "new" warrants received in the deemed exchange would be equal to the tax basis in your existing Warrants given in the exchange, (iii) your tax basis in Common Stock received upon exercise of the "new" warrants will equal your basis in the exercised "new" warrants increased by the exercise price paid to acquire the stock; and (iv) your holding period for the Common Stock acquired upon the exercise of "new" warrants will begin on the day following the date of exercise.

If you do not participate in the Offer, we intend to treat the Offer as not resulting in any U.S. federal income tax consequences to you.

The remainder of this summary assumes such treatment of participating and non-participating holders.  However, because the U.S. federal income tax consequences of the Offer are unclear, there can be no assurance in this regard and alternative characterizations are possible that would require you to recognize taxable income.  For example, if you are a participating holder, it is possible that the reduction of the exercise price of the Warrants could be treated as resulting in taxable gain from the exchange of existing Warrants for new warrants.  In addition, the holding period for Common Stock received in a cashless net exercise could be treated as beginning on the day following the date of the exchange (and not including the holding period of the surrendered Warrants).  Counsel will not render an opinion on the U.S. federal income tax consequences of the Offer or a holder's participation in the Offer.  You are urged to consult your tax advisor regarding the potential tax consequences of the Offer to you in your particular situation, including the consequences of possible alternative characterizations.

Assuming the recapitalization treatment described above, if you are a participating holder, you will be required to file with your U.S. federal income tax return for the year in which the recapitalization occurs a statement setting forth certain information relating to your existing Warrants (including basis information) and any Common Stock that you receive in exchange for your existing Warrants, and to maintain permanent records containing such information.

C.           U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our Common Stock applicable to "United States persons" (referred to below as "U.S. Holders"), subject to the limitations described above.

Ownership of Common Stock

Distributions of cash or property that we pay in respect of our Common Stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in a U.S. Holder's gross income upon receipt. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. Holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by us to certain non-corporate U.S. holders (including individuals), with respect to taxable years beginning on or before December 31, 2010, are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals, provided that the holder receiving the dividend satisfies applicable holding period and other requirements. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the U.S. Holder's tax basis in such Holder's Common Stock, and thereafter will be treated as capital gain.

Dispositions of Common Stock

Upon a sale, exchange or other taxable disposition of shares of our Common Stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and such Holder's adjusted tax basis in its shares of Common Stock.  Such capital gain or loss will be long-term capital gain or loss if such Holder has held such Common Stock for more than one year at the time of disposition.  The deductibility of capital losses is subject to limitations under the Code.

U.S. Backup Withholding Tax and Information Reporting Requirements

Information reporting generally will apply to payments of dividends on the Common Stock and proceeds from the sale or exchange of Common Stock or Warrants made within the United States to a U.S. Holder, other than an exempt recipient (including a corporation), a payee that is not a United States person that provides an appropriate certification, and certain other persons.  If information reporting applies to any such payment, a payor will be required to withhold backup withholding tax from the payment if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded or credited against the U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

D.           Non-U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our Common Stock applicable to holders who are not "United States persons" (referred to below as "Non-U.S. Holders"), subject to the limitations described above.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our Common Stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, a Non-U.S. Holder is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a "branch profits tax" at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Ownership of Common Stock

Distributions of cash or property that we pay in respect of our Common Stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our Common Stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder's tax basis in our Common Stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of our Common Stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax described in the preceding paragraph does not apply to dividends that represent U.S. trade or business income of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States.

Dispositions of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of Common Stock unless:

•  the gain is U.S. trade or business income;

•  the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions (in which case, such Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources); or

•  we are or have been a "U.S. real property holding corporation" (a "USRPHC") under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the Common Stock (in which case, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income).

In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our Common Stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the Common Stock, provided that the Common Stock is regularly traded on an established securities market. We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our Common Stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our Common Stock.

U.S. Backup Withholding Tax and Information Reporting Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of Common Stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person.

The payment of the proceeds from the disposition of our Common Stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of our Common Stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of Common Stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

12.      RISK FACTORS; FORWARD-LOOKING STATEMENTS

The following are what the Company believes to be its material risks.  Additional risks and uncertainties not presently know to the Company or that the Company currently deems immaterial also may impair our business operations. If any of the matters identified as potential risks materialize, our business could be harmed. In that event, the trading price of our Common Stock could decline to prices below that paid pursuant to an exercise of the Warrants.

We have not yet been able to finance our operations with the cash generated from our business and in the opinion regarding our 2006 financial statements, our independent registered public accounting firm stated that there is a substantial doubt regarding our ability to continue as a going concern. If we do not generate cash sufficient to finance our operations, we will need additional financing to continue our growth.

We have not yet generated sufficient cash from operations to finance our business. Our audited financial statements have been prepared assuming that we would continue as a going concern. Operations to date have been financed principally through the private placement of equity securities and debt securities convertible to equity. We have not reported an operating profit for any year since our inception, and from our inception through September 30, 2007, we had accumulated losses of $92.5 million. We expect to incur net losses for the foreseeable future. These losses may be substantial and we may never achieve or maintain profitability. These factors raise substantial doubt about our ability to continue as a going concern.

If our cash flow is insufficient in the future to finance our expenses, we may need to finance our growth through additional debt or equity financing or reduce costs. Any additional financing that we may require in the future may not be available at all or, if available, may be on terms unfavorable to us. Our inability to finance our growth, either internally or externally, would limit our growth potential and our ability to implement our business strategy.

The long sales cycle for our system may cause revenue and operating results to vary significantly quarter to quarter and year to year.

The decision to purchase our CoolGard and Thermogard systems and catheters often involves a significant commitment of resources and a lengthy evaluation process. We need to convince hospitals and critical care providers that our products are more effective than, and provide advantages over, competing temperature management products. Hospital purchases often involve a committee decision requiring approval of multiple decision makers including physicians, nurses and administrators. As a result, our sales process varies by hospital and country. In addition, a hospital typically uses funds from its capital equipment budget to purchase our CoolGard and Thermogard systems. Budget constraints and the need for multiple approvals within the hospital may delay the purchase decision for our products. This can result in a lengthy sales process, sometimes as long as six months to a year. The long sales cycle for our system may cause our revenue and operating results to vary significantly quarter to quarter and year to year.  In particular, in the quarter ended September 30, 2007, we experienced unit sales significantly lower than our prior forecasts, due primarily to longer sales cycles as customers evaluate a variety of alternative products to manage patient temperature, in addition to our products.

Because our operating performance is so difficult to predict from quarter to quarter, it may be difficult to determine what our future company value and stock price may be, and how this might affect the value of your Warrants.  Accordingly, whether it is appropriate for you to tender your Warrants for exchange under the terms of the Offer is entirely up to you, and we make no recommendation as to whether or how you should participate.

We depend on several large customers for our international sales, and a loss of or decline in sales to such customers may significantly reduce our revenue.

A significant portion of our sales in Europe are to a few key distributors.  In 2006, Euromed and Fuchs Medical accounted for 24% and 4%, respectively, of our revenue. For the nine months ended September 30, 2007, Euromed and Fuchs Medical accounted for 5% and 3%, respectively, of our revenue. From time to time, other international distributors may also account for a large portion of our revenue. Our contract with Euromed covered Austria and Germany. We decided to terminate our contract with Euromed effective May 2007, in order to enter into a new contract with Euromed that covers Austria, and a separate contract with another distributor, Elan, for Germany, which previously acted as Euromed’s subdistributor of our products in Germany. In May 2007, we entered into a new contract with Elan for Germany, but are still in the process of negotiating a contract with Euromed for Austria. There is no assurance, however, that we will be successful in completing a contract with Euromed for sales in Austria, which we estimate accounted for approximately 8% of our revenues in 2006. For the nine months ended September 30, 2007, Elan accounted for 17% of our revenue.  Our contracts with Elan and other international distributors do not assure us significant minimum purchase volume. If a contract with a distributor is terminated for cause or by us for convenience, the distributor will have no obligation to purchase products from us. Our contracts with future distributors will typically have similar terms, and will not assure us of long-term minimum purchase volumes. The loss of, or any sudden decline in business from, any significant distributor, likely would lead to a significant decline in our revenue. We may not be able to retain this or other large customers or any other significant distributor. If we were to lose any large distributor, it may take significant time to replace the distributor and the revenue generated by them, and we may not ultimately be able to do so.

The U.S. federal income tax consequences of the Offer are unclear and may result in taxable income to a holder of Warrants.

For U.S. federal income tax purposes, we intend to treat a holder's participation in the Offer as occurring in connection with a tax-free "recapitalization."  However, alternative characterizations are possible that would result in taxable income being recognized currently by holders.  Holders are urged to consult their tax advisors regarding the potential tax consequences of the Offer to them in their particular situations, including the consequences of possible alternative characterizations.

Risks Related to Our Operations

We are subject to risks associated with international sales that could harm our financial condition and results of operations.

International sales accounted for 57%, 55% and 55% of our revenue for 2006 and the nine months ended September 30, 2006 and 2007, respectively. Although we intend to increasingly focus on sales in the United States, we believe that a significant percentage of our future revenue will continue to come from international sales. In particular, we rely on a network of third-party distributors to market and sell our products in non-U.S. markets. The success of our international sales depends upon a number of factors beyond our control, including the effectiveness and skill of our distributors and their willingness to commit resources and prioritize the sale of our products. These parties may not have the same interests as we do in marketing our products. If these distributors do not actively sell our products, we may be unable to increase or maintain our current level of international revenue. In order to grow our business and expand the territories into which we sell our products internationally, we will need to attract additional skilled distributors in key geographic areas. We cannot assure you that distributors will be available on acceptable terms.

Additionally, international sales are subject to a number of other risks, including:

•	reduced protection for intellectual property rights in some countries;

•	export restrictions, trade regulations and foreign tax laws;

•	fluctuating foreign currency exchange rates;

•	foreign certification and regulatory requirements;

•	customs clearance and shipping delays; and

•	political and economic instability.

Additionally, our products and manufacturing facilities are subject to review and inspection by foreign regulatory agencies. Foreign authorities have become increasingly stringent and we and our distributors may be subject to more rigorous regulation in the future. Our failure or the failure of our distributors to comply with foreign regulations may restrict our and our distributors’ ability to sell our products internationally.

Risks Related to Alsius’s Business

The funds we received in the merger may not be sufficient for us to operate our business beyond 2008, which may require us to raise additional funds.

When the merger with Ithaka closed in June 2007, $50.0 million of the proceeds from Ithaka’s IPO that were being held in trust, with the interest earned thereon, were released to be used, among other things, to fund ongoing working capital needs. We believe such funds will be sufficient to fund our operations at least through 2008. Thereafter, in order to meet our working capital obligations, we may need to raise additional financing through public or private equity offerings, or secure other sources of financing to fund our operations. The failure to secure additional financing could have a material adverse effect on the continued development or growth of our business.

Our ability to market our CoolGard and ThermoGard systems and accompanying disposable catheters in the United States is limited to fever control in neuro-intensive care patients and temperature management in cardiac and neuro surgery patients. If we want to expand our marketing claims to cardiac arrest or other uses, we will need to obtain additional FDA clearances or approvals, which may be expensive and time-consuming and may not be successful.

In the United States, the Food and Drug Administration, or FDA, has only cleared our CoolGard and ThermoGard systems for use with our Cool Line catheter for fever reduction, as an adjunct to other antipyretic therapy, in intubated and sedated patients with cerebral infarction and intracerebral hemorrhage who require access to central venous circulation. Our CoolGard and ThermoGard systems used with our Icy or Fortius catheter have been cleared in the United States only for use in cardiac surgery patients to achieve and maintain normothermia during surgery and in recovery and intensive care, and to induce, maintain and reverse mild hypothermia in neuro surgery patients in surgery and in recovery and intensive care. These clearances restrict our ability to market our products in the United States for treatment outside these specific cleared indications.

In 2004, we submitted a 510(k) notification to the FDA to have our products cleared for cardiac arrest. In March 2005, the FDA convened a meeting of the Circulatory System Devices Panel to consider the data submitted in the 510(k) notification. Following that meeting in 2005, we withdrew our request for cardiac arrest clearance because the FDA stated that it would require additional safety and efficacy data from a randomized, controlled human clinical trial. We decided not to conduct such a trial at that time because we wanted to focus on marketing our products for their cleared indications. In the future, we intend to obtain the required clinical data to support a renewed submission for cardiac arrest clearance by participating in clinical trials in collaboration with others or conducting our own human clinical trials. Additionally, we may pursue FDA clearances or approvals to market our products for other applications, such as inducing hypothermia in patients with stroke or acute myocardial infarction. These trials may be expensive and time-consuming, and we cannot assure you that the FDA will ultimately grant our clearance or approval for such indications.

If we do not obtain FDA clearance for cardiac arrest, or other indications, we may be at risk for liabilities and lost revenue as a result of off label use, as discussed in the next risk factor below.

We may lose significant revenue and incur significant liability if it is determined under FDA regulations that we are promoting off-label use of our products.

A significant portion of our current revenue is, and anticipated future revenue increasingly will be, derived from the sale of our products to treat cardiac arrest. We have regulatory clearances to sell our products in Europe and in other countries outside the United States to treat cardiac arrest, but we do not have FDA clearance to sell our products in the United States to treat cardiac arrest. In the United States, the use of our products to treat cardiac arrest is and will be considered off-label use unless and until we receive regulatory clearance for use of our systems and catheters to treat cardiac arrest patients. We intend to conduct a clinical trial for cardiac arrest approval in the United States, which we expect to begin in the first half of 2008, and, if successful, will conclude with an FDA clearance in 2011. There is no assurance, however, that such a clearance will be obtained.

We do not track how physicians use our products after they are purchased, and cannot identify what percentage of our revenues are derived from off-label use. We are aware, however, that physicians in the United States are using our products off-label to treat cardiac arrest, and expect this use to increase. We believe this is due in large part to the 2006 American Heart Association recommendation that cooling be used to treat cardiac arrest. We have received increasing inquiries from U.S. physicians interested in using our products to treat cardiac arrest, in addition to cleared indications. In addition, in order to gather general market data and help us work with the FDA to design a clinical trial for cardiac arrest, our field personnel have recently begun to ask hospitals why they are interested in purchasing our products. Of approximately 300 U.S. hospitals queried, over half have indicated they are interested in cooling cardiac arrest patients, in addition to our cleared indications. We have also seen a similar level of interest in Europe, where our products are cleared for cardiac arrest. Based on these interest levels, we estimate it is possible that between 20% and 40% of our current U.S. revenues (or between 10% and 20% of our worldwide revenues) could be derived from off-label use. We also estimate that over time up to 50% of our U.S. revenues (or approximately 25% of our worldwide revenues) could be derived from purchases of our products to treat cardiac arrest.

Under the Federal Food, Drug and Cosmetic Act and other laws, we are prohibited from promoting our products for off-label uses. This means that we may not make claims about the safety or effectiveness of our systems and catheters for the treatment of cardiac arrest patients, and may not proactively discuss or provide information on the use of our products for the treatment of cardiac arrest patients, with very limited exceptions. Physicians, however, may lawfully choose to purchase our products and use them off-label. For example, we have clearance to sell our products to induce, maintain and reverse hypothermia in neurosurgery patients. A physician could use the same product to induce, maintain and reverse hypothermia in cardiac arrest patients, which would be an off-label use.

The FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for off-label uses. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies, and even criminal sanctions. Due to these constraints, our sales and marketing efforts focus only on cleared indications for its products. When a hospital or physician expresses interest in potential off-label use, our field personnel (sales representatives and clinical specialists) have been trained to limit their discussion or training of our products only to their general attributes for cooling and warming a patient, and the on-label indications. Our clinical applications specialists work in hospitals to instruct physicians and nurses on how to use our CoolGard units, and how to run the unit once our catheter has been inserted into the patient. The specialists do not, however, select which patients receive treatment or assist in the insertion of the catheter, both of which are done by the physician. The specialists thus do not determine the type of treatment (i.e., on-label or off-label) for which our products are used, and products are used in the same manner whether the patient is receiving an on- or off-label treatment. We do, upon request, disseminate information relating to the use of our products for off-label uses such as cardiac arrest. The FDA Modernization Act (“FDAMA”) permits companies to respond in a non-promotional manner to unsolicited requests from doctors and hospitals for off label-information. We respond to such requests in a manner we believe is permitted under the FDAMA, by providing copies of and citations to articles that discuss off-label uses.

We do not believe any of our activities constitute promotion of off-label use. Should the FDA determine, however, that our activities constitute promotion of off-label use, the FDA could bring action to prevent us from distributing our products within the United States for the off-label use, could impose fines and penalties on us and our executives, and could prohibit us from participating in government healthcare programs such as Medicare and Medicaid. We could be required to substantially change our sales, promotion and educational activities. If we are prevented from distributing our products in the United States to treat cardiac arrest, we could lose an estimated 10% and 20% of our current revenues, and up to 25% based on future estimates. FDA actions concerning the promotion of off-label uses are typically expensive, disruptive and burdensome, and generate negative publicity. As a result, such an action could affect our reputation generally and interfere with our ability to sell our products even for approved uses. This would have an even greater negative impact on our sales and financial condition, and may require us to raise additional capital, which may not be available, or, if available may be dilutive to existing stockholders.

In addition to liability under FDA regulations, we may also incur significant liability related to off-label use under other federal and state laws and regulations.

In addition to potential FDA action, other federal and state authorities could bring action against us if they believe our activities constitute promotion of off-label use. The Federal False Claims Act, and similar state laws, imposes civil liability on any person or entity who submits, or causes the submission of a false or fraudulent claim to the U.S. or state government. Damages under such laws can be significant, including fines and penalties. The Federal False Claims Act also allows a private individual or entity to sue on behalf of the government to recover the civil penalties and treble damages. The U.S. Department of Justice has enforced the Federal False Claims Act against pharmaceutical manufacturers whose promotional practices were found to have included the off-label promotion of drugs. These cases were brought on the grounds that the off-label promotion resulted in the submission of false claims to federal and state healthcare entitlement programs such as Medicare and Medicaid. Such manufacturers have entered into settlements with the federal government under which they paid amounts and entered into agreements that require substantial reporting and remedial actions. The federal authorities, and state equivalents, may likewise seek to enforce the False Claims Act against medical device manufacturers, which may result in similar penalties and have an adverse effect on our U.S. sales. Action could also be brought against us under the Federal Anti-Kickback Act and the Health Insurance Portability and Accountability Act (HIPAA), and equivalent state laws, if we were deemed to have induced physicians to make false claims for services provided. This action can be brought regardless of whether the false claims related to on-label or an off-label use. The probability of success of such an action would be significantly increased if there were an existing finding that our products were misbranded or adulterated, which could result if the products were considered to be marketed for off-label uses.

We face uncertainty related to pricing, reimbursement and health care reform, which could reduce our revenue. In addition, if we are found to be marketing our products for off-label uses, we can be barred from federal and state reimbursement programs, which could jeopardize all of our U.S. sales.

Sales of our products depend in part on the availability of coverage and reimbursement from third-party payors such as government insurance programs, including Medicare and Medicaid, private health insurers, health maintenance organizations and other health care related organizations. Both the federal and state governments in the United States, and foreign governments, continue to propose and pass new legislation affecting coverage and reimbursement policies, which are designed to contain or reduce the cost of health care. There may be future changes that result in reductions in current coverage and reimbursement levels for our products, and we cannot predict the scope of any future changes or the impact that those changes would have on our operations.

Adoption of our products by the medical community in the United States may be limited if doctors and hospitals do not receive full reimbursement for our products. Currently, existing procedure codes only cover reimbursement for a portion of the cost of our products. We do not have a specific Current Procedural Terminology, or CPT, reimbursement code for our products in the United States. The use of our product is paid for via two mechanisms. It is expensed within general Diagnosis Related Groups (DRG) and there is a small remuneration provided to the physician for a central line insertion. All our catheters have central line features. There are no disease specific billing codes that apply to the use of our product in the off label cardiac arrest indication. Physicians and hospitals have been using reimbursement codes related to central venous catheters or other critical care codes for our products, which provide only partial reimbursement.

Current cost control initiatives may decrease coverage and payment levels for existing and future products and, in turn, the price that we can charge for any existing product or those that we develop or market in the future. For example, the Medicare Modernization Act revised the Medicare payment methodology for many drugs covered under Medicare. We cannot predict the full impact of the new payment methodologies on our business. We are also impacted by efforts by private third-party payors to control costs. We are unable to predict all changes to the coverage or reimbursement methodologies that will be employed by private or government payors. Any denial of private or government payor coverage or inadequate reimbursement for procedures performed using our products could harm our business and reduce our revenue.

If we are found by the FDA or other federal or state authorities to be marketing our products for off-label uses, we may be temporarily or permanently barred from participating in government sponsored healthcare programs such as Medicare and Medicaid. We estimate that up to 25% of our current revenues may come from Medicare and Medicaid. However, if we are barred from participating in such programs, hospitals may refuse to purchase our products altogether. As a result, such a ban from participating in these programs could jeopardize all of our U.S. sales.

The FDA has required that we place a warning label on our Cool Line catheter and that we collect safety data on the Cool Line. If the FDA concludes that the Cool Line catheters pose a statistically significant safety risk, it could require that we conduct additional clinical studies or recall the Cool Line in the United States, which could materially impact the sales and marketability of our Cool Line Products in the United States.

We obtained 510(k) clearances for the current indications for which we market our products. However, the FDA may seek to limit or revoke our clearances if safety or effectiveness problems develop. In 2002, we completed a 296-patient randomized, controlled clinical trial in support of our initial regulatory submission to the FDA. Based on the trial results, in August 2003, the FDA granted us 510(k) clearance for our CoolGard system and Cool Line catheter for treatment of fever reduction in patients with cerebral infarction and intracerebral hemorrhage. As a result of higher mortality rates in the clinical trial among patients treated for fever reduction following subarachnoid hemorrhage and primary traumatic brain injury, the FDA did not clear the Cool Line for these two indications. In addition, the FDA required that we place a warning label on our Cool Line catheter which states that the Cool Line is not cleared for treatment of these two indications, and discloses the mortality data associated with the two cleared and two non-cleared indications.

The FDA also required that we conduct a post market surveillance, or PMS, study of 200 patients treated with our Cool Line versus 200 patients from the same hospitals treated with conventional fever control therapies. In February 2006, we filed a report with the FDA on the first 83 patients in the PMS study, which we believed showed good safety results. However, if these results or subsequent PMS safety data ultimately cause the FDA to conclude that our Cool Line catheters pose a statistically significant safety risk, the FDA could require that we conduct additional clinical studies or recall the Cool Line in the United States. Either of these potential FDA actions could materially impact the sales and marketability of our Cool Line products in the United States.

We have a limited history of commercial sales that makes it difficult to predict future performance and could impair our ability to grow revenue or achieve or maintain profitability.

We were incorporated in December 1991 and recapitalized and reorganized our operations and business in November 1998 to focus on intravascular temperature management. We began very limited sales of earlier versions of our products in Europe in December 2000 and began a more significant international sales launch of our current products in February 2004, when we started building a current network of independent distributors. We began sales in the United States in April 2004 through our own direct sales force. Consequently, we have a limited history of commercial sales of our products, which hinders us from accurately predicting sales and managing our inventory levels. As we expand our business, managing our inventory levels may become more difficult and may affect our cash position and results of operations. Our inability to forecast future revenue or estimated life cycles of products may result in inventory-related charges that would negatively affect our gross margins and results of operations.

If we are unable to achieve continued market penetration with conventional temperature management products, we will be unable to compete effectively.

We principally compete with companies that sell conventional temperature management products such as cooling and warming blankets, ice packs and other external devices. We also compete against companies with newer surface temperature management products, such as Medivance, Inc., a privately held company that sells self-regulating cooling pads. Additionally, we compete with companies that have developed other intravascular approaches that are either pre-commercialization or in very early stages of commercialization. Competition with these companies could result in price-cutting, reduced profit margins and loss of market share. We may also face competition from manufacturers of pharmaceuticals and other products that have not yet been developed.

Our ability to compete effectively depends upon our ability to distinguish our products and includes such factors as:

•	product performance;

•	development of successful distribution channels, both domestically and internationally;

•	success and timing of new product development and introductions;

•	intellectual property protection; and

•	quality of customer support.

Cooling and warming blankets are more widely used and less expensive than our products. Newer surface cooling pads have been on the market for approximately the same amount of time as our products and are currently offered at prices similar to those offered for our products. If our potential customers have already purchased competing products, they may feel the need to recoup the cost of those products before they consider purchasing our products, even if they believe our products are superior. If we are unable to achieve continued market penetration, we will be unable to compete effectively. In addition, some of our current and potential competitors may have significantly greater financial, research and development, manufacturing and sales and marketing resources than we do. Our competitors could use their greater financial resources to acquire other companies to gain enhanced name and brand recognition and market share, as well as new technologies or products that could effectively compete with our products.

Our products are subject to product defects, recalls or failures, which could harm our financial results.

In manufacturing our products, we depend on third parties to supply various components. Many of these components require a significant degree of technical expertise to produce. Complex medical devices, such as our CoolGard and ThermoGard systems, can experience performance problems in the field that require corrective action. If our suppliers fail to produce components to our specifications, or if the suppliers or we use defective materials or poor workmanship in the manufacturing process, the reliability and performance of our products will be compromised. We cannot assure you that our testing procedures will adequately identify all defects in our products or that component failures, manufacturing errors, or inadequate labeling, that could result in an unsafe condition or injury to the operator or the patient, will not occur. If any defects occur, we may incur warranty or repair costs, be subject to claims for damages related to product defects, be required to recall products, or experience manufacturing, shipping or other delays or interruptions as a result of these defects. Any recall would divert management attention and financial resources and could expose us to product liability or other claims, which may not be adequately covered by insurance, and may harm our reputation with customers. A recall involving our CoolGard or ThermoGard systems could be particularly harmful to our business and financial results, because our CoolGard and ThermoGard systems are necessary components that allow our catheters to work.

Risks Related to Our Regulatory Environment

If we fail to maintain U.S. Food and Drug Administration and other government clearances for our current products and indications, or if we fail to obtain clearances for additional products and indications, our business would be significantly harmed.

Compliance with FDA, state and other regulations is complex, expensive and time-consuming. The FDA and state authorities have broad enforcement powers. Federal and state regulations, guidance, notices and other issuances specific to medical devices regulate, among other things:

•	product design, development, manufacturing and labeling;

•	product testing, including electrical testing, transportation testing and sterility testing;

•	pre-clinical laboratory and animal testing;

•	clinical trials in humans;

•	product safety, effectiveness and quality;

•	product manufacturing, storage and distribution;

•	pre-market clearance or approval;

•	record keeping and document retention procedures;

•	product advertising, sales and promotion;

•	PMS and medical device reporting, including reporting of deaths, serious injuries or other adverse events or device malfunctions; and

•	product corrective actions, removals and recalls.

Our failure to comply with any of the foregoing could result in enforcement actions by the FDA or state agencies, which may include fines, injunctions, penalties, recalls or seizures of our products, operating restrictions or shutdown of production. Any noncompliance may also result in denial of our future requests for 510(k) clearance or pre-market approval (PMA) of new products, new intended uses or modifications to existing products and could result in the withdrawal of previously granted 510(k) clearance or PMA. If any of these events were to occur, we could lose customers and our product sales, business, results of operations and financial condition would be harmed.

We may be unable to obtain or maintain international regulatory qualifications, clearances or approvals for our current or future products and indications, which could harm our international business.

Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, exports of medical devices from the United States are regulated by the FDA. We have obtained a Conformité Européenne, or CE Mark, in Europe for temperature management in patients for whom a central venous catheter is warranted. We have obtained a regulatory license to market our products in Canada for cooling and warming critical care patients, including for cardiac arrest. We have also obtained regulatory clearance to market our products in Australia for cooling and warming critical care patients, and have applied for similar clearances in China, Japan and other Asian countries. Complying with international regulatory requirements can be an expensive and time-consuming process and clearance or approval is not certain. The time needed to obtain clearance or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and the requirements for such clearances may be more expensive. Foreign clearances may significantly differ from FDA requirements, and we may be unable to obtain or maintain regulatory qualifications, clearances or approvals in other countries. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, we may be unable to market our products in international markets.

We may be subject to production halts and penalties if we or our third-party vendors fail to comply with FDA manufacturing regulations, which could harm our business.

We are required to comply with the FDA’s Quality System Regulation, or QSR, which applies to our facility and the facilities of our third-party component manufacturers and sterilizers. The QSR sets forth minimum standards for the design, production, quality assurance packaging, sterilization, storage and shipping of our products. Our products are also covered by FDA regulation that imposes record keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to our products, as well as incorporating certain safety features in the design of our products. The FDA enforces the QSR and performance standards through periodic unannounced inspections. We and our third-party component manufacturers, suppliers and sterilization providers are subject to FDA inspections at all times. Our failure or the failure of our component manufacturers, suppliers and sterilization providers to take satisfactory corrective action in response to an adverse QSR inspection or failure to comply with applicable performance standards could result in enforcement actions, including a public warning letter, a shutdown of manufacturing operations, a recall of products, and civil or criminal penalties.

Future enhancements of our products or new products we may develop may require new clearances or approvals or require that we cease selling such products until new clearances or approvals are obtained, which would harm our revenue and future profitability.

We plan to make modifications to our CoolGard and ThermoGard systems and such modifications may require that we apply for additional 510(k) clearances. Any modification to a 510(k)-cleared device that would constitute a change in its intended use, design or manufacture could require a new 510(k) clearance or, possibly, a PMA. If the FDA requires that we submit a new 510(k) or PMA application for the modifications, we may be required to cease promoting or to recall the modified product until we obtain clearance or approval. In addition, we could be subject to fines or other penalties. We may not be able to obtain additional 510(k) clearances or PMAs for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability.

We will spend considerable time and money complying with federal, state and foreign regulations in addition to FDA regulations, and, if we are unable to fully comply with such regulations, we could face substantial penalties.

In addition to FDA regulations, we are subject to extensive U.S. federal and state regulations and the regulations of foreign countries in which we conduct business. The laws and regulations that affect our business, in addition to the Federal Food, Drug and Cosmetic Act and FDA regulations include, but are not limited to:

•	state consumer, food and drug laws, including laws regulating manufacturing;

•	the federal anti-kickback statute, which prohibits compensation for arranging a good or service paid for under federal health care programs;

•	Medicare regulations regarding reimbursement and laws prohibiting false reimbursement claims;

•	federal and state laws protecting the privacy of patient medical information, including the Health Insurance Portability and Accountability Act;

•	the Federal Trade Commission Act and similar laws regulating advertising and consumer protection; and

•	regulations similar to the foregoing outside the United States.

If our operations are found to be in violation of any health care laws or regulations, we may be subject to civil and criminal penalties, exclusion from Medicare, Medicaid and other government programs and curtailment of our operations. If we are required to obtain permits or licenses under these laws, we may be subject to additional regulation and incur significant expense. The risk of being found in violation of these laws is increased by the fact that many of them have not been fully or clearly interpreted by the regulatory authorities or the courts, and their provisions are subject to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation.

Risks Related to Our Operations

We depend upon a limited number of suppliers for the components of our products, making us vulnerable to supply shortages and price fluctuations, which could affect our customer demand and our revenue could decline.

Many of the components and materials used in our products are manufactured by a limited number of suppliers, and in some cases one supplier. Any supply interruption or an increase in demand beyond our suppliers’ capabilities could harm our ability to manufacture our products until a new source of supply is identified and qualified, which could result in lower revenue. Identifying and qualifying additional suppliers for the components used in our products, if required, may not be accomplished quickly or at all and could involve significant costs. In particular, there is only one supplier of a key mechanical component of our CoolGard and ThermoGard systems, and only one supplier of a key molded component of our catheters. If these suppliers decide not to supply us with the requisite components or if there is any other interruption or delay in the supply, we may be unable to obtain alternate suppliers at acceptable prices or in a timely manner. If supply interruptions were to occur, our ability to meet customer demand would be impaired and customers may decide to cancel orders or switch to competitive products. Switching components or materials may require product redesign and new submissions to the FDA that could significantly delay production or, if the FDA refuses to approve the changes, stop us from manufacturing and selling our products.

Our success depends on our ability to manage our business as we increase the scale of our operations.

It may be difficult for us to control costs if we significantly expand our sales, marketing and manufacturing capacities. Changes in manufacturing and rapid expansion of personnel may mean that less experienced people are producing and selling our products, which could result in unanticipated costs and disruptions to our operations. Our success in growing our business will depend upon our ability to implement improvements in our operational systems, realize economies of scale, manage multiple development projects, and continue to expand, train and manage our personnel and distributors worldwide. If we cannot scale and manage our business to expand sales of our products, we may not achieve our desired growth and our financial results may suffer.

We have no experience manufacturing our products in large volumes and at a cost that would enable widespread commercial use.

We have only produced our CoolGard and ThermoGard systems and our catheters in low volumes to date. We have no experience in large-volume manufacturing of our systems and catheters. As we manufacture more, we may encounter problems controlling cost and quality. If we cannot manufacture a sufficient supply of our products at required quality levels, market acceptance of our products may be negatively impacted.

We depend on key personnel to operate our business effectively, and the loss of key personnel could harm us.

Our success depends on the skills, experience, technical knowledge and efforts of our officers and other key employees. Alsius does not have employment contracts that require any of its officers or other key employees to remain with Alsius for any period. Any of our officers and other key employees may terminate their employment at any time. In addition, we do not maintain “key person” life insurance policies covering any of our employees. The loss of any of our senior management could disrupt our business.

If a natural or man-made disaster strikes our facility, we may be unable to manufacture products for a substantial amount of time and our revenue could decline.

We only have one manufacturing facility, which is located in Irvine, California. We are vulnerable to damage from natural disasters, such as earthquakes, fire, floods and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. Our facility and the equipment that it uses to produce our products could require substantial lead-time to repair or replace. In the event of a disaster, we would not have the ability to immediately shift production to another facility or rely on third-party manufacturers. If we were to shift production from one facility to another, we would need FDA authorization to manufacture the product in the new facility. This could take up to six months and we may not be able to outsource manufacturing during that time. We currently carry business interruption insurance with a policy limit of $4.4 million. Our insurance coverage may not be sufficient in scope or amount to cover potential losses, and we do not plan to purchase additional insurance to cover such losses due to the cost of such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Risks Related to Intellectual Property

Intellectual property rights may not provide adequate protection for our products, which could adversely affect our competitive position and may permit others to compete against us more effectively.

We rely on patent, copyright, trade secret and trademark laws and confidentiality agreements to protect our technology and products. As of September 30, 2007, our products were covered by 34 issued U.S. patents. We also have U.S. patent applications pending directed to current and future products. As of September 30, 2007, our products were covered internationally by five issued patents. We have other foreign patent applications pending directed to current and future products. Our patents covering our key markets generally expire between 2018 and 2022. Our foreign patents and applications include patents filed initially in certain countries and patents filed initially in the United States for which it then sought foreign coverage by way of the Patent Cooperation Treaty, or PCT. We cannot be certain which, if any, of its patents individually or as a group will permit us to gain or maintain a competitive advantage. Additionally, our patent applications may not issue as patents or, if issued, may not issue in a form that will provide meaningful protection against competitors or against competitive technologies. Furthermore, the issuance of a patent is not conclusive as to its validity or enforceability. Any patents we obtain may be challenged, invalidated or legally circumvented by third parties. Consequently, competitors could market products and use manufacturing processes that are substantially similar to, or superior to, ours. Competitors could reverse engineer  our products and attempt to replicate them, design around our protected technologies or develop their own competitive technologies that fall outside of our intellectual property rights. In addition, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States.

We use trademarks to protect our company name and certain of our product names. Alsius, CoolGard, ThermoGard, Cool Line, Icy and Fortius are registered trademarks in the United States and the European Union. We may also rely on common law protections from time-to-time for unregistered trademarks. Since no registration is required in order to establish common law rights to a trademark, it can be difficult to discover whether anyone has trademark rights in a particular mark. If we have to change our name or the name of our products due to infringement, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

We also seek to protect our intellectual property using confidentiality agreements with our employees, consultants and certain vendors. However, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees despite confidentiality agreements and other legal restrictions. Monitoring the unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect its intellectual property will be effective.

If our intellectual property rights are not adequately protected, our competitive position could be adversely affected.

Our products could infringe the intellectual property rights of others. This may lead to costly litigation, result in payment of substantial damages or royalties and prevent us from using technology essential to our products.

In the medical device industry there is often extensive litigation and administrative proceedings regarding patent infringement and intellectual property rights. We cannot assure you that our products or methods do not infringe the patents or other intellectual property rights of others. Intellectual property litigation, with or without merit, is expensive and time-consuming and could divert management’s attention. If our products and their uses are successfully challenged, we could be required to pay substantial damages and be prohibited from using technologies essential to our products without the permission of their owners. We do not know whether permission to use others’ intellectual property would be available to us on satisfactory terms, or whether we could redesign our products to avoid infringement. We expect that any competitive advantage we may enjoy from our technologies, such as those of our CoolGard and ThermoGard systems and catheters, may diminish over time as companies create their own innovations. We will only be able to protect our technologies from unauthorized use by others to the extent that we can pay to enforce our rights, including through litigation.

Risks Related to Our Securities

There will be a substantial number of shares of common stock available for sale in the future that may increase the volume of common stock available for sale in the open market and may cause a decline in the market price of our common stock.

The consideration issued in the merger to the former Alsius security holders included 8,000,000 shares of our common stock and up to 6,000,000 shares of our common stock if certain revenue targets are met during the years 2007, 2008 and 2009. Pursuant to the agreement and plan of merger, and subject to the provisions of Rule 144 under the Securities Act, the shares issued in the merger are restricted and will not be publicly saleable for a period of one year following the consummation of the merger. Beginning one year after the closing of the merger and subject to the volume limitations and other provisions of Rule 144, one-half of the shares issued to each former Alsius security holder may be sold in the public market and the remaining shares of our common stock issued in the merger may be sold in the public market after eighteen months following the closing. Because the restrictions imposed by the agreement and plan of merger are in addition to those imposed by law, including Rule 144, any amount of sales allowed pursuant to the provisions of the agreement and plan of merger would be limited to the amount saleable pursuant to Rule 144 if the latter amount is the lower of the two. As a result, for the allowable sales, the presence of such additional shares eligible for trading in the public market may have an adverse effect on the market price of our common stock. Effective February 15, 2008, the requirements of Rule 144 have been amended to, among other changes, reduce the holding period for "restricted securities" of issuers subject to the reporting requirements of the Securities Exchange Act of 1934 from one year to six months and to reduce the restrictions applicable to the resale of securities by non-affiliates.

Our outstanding warrants and unit purchase option may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Outstanding redeemable warrants to purchase an aggregate of 16,541,000 shares of common stock issued in the IPO and a warrant to purchase an aggregate of 43,716 shares of our common stock issued to the lender under Alsius’s senior secured credit facility became exercisable after the consummation of the merger. To the extent the 16,541,000 warrants issued in the IPO which are currently outstanding are not tendered for exercise in our warrant retirement program which commenced December 19, 2007, such warrants will remain outstanding and may be exercised if the $5.00 per share exercise price for the warrants is below the market price of our common stock.  In the case of the warrant covering 43,716 shares of our common stock issued to the lender under our senior secured credit facility, such warrant may be exercised if the $5.49 exercise price per share is below the market price of our common stock. In addition, the unit purchase option to purchase 425,000 units, including 425,000 shares of common stock and 850 warrants underlying such units, issued in the IPO also became exercisable after the consummation of the merger. The option will be exercised only if the $7.50 per unit exercise price is below the market price of our common stock and the underlying warrants will be exercised only if the $7.25 per share exercise price for the warrants underlying the units is below the market price of our common stock. To the extent the warrants and the unit purchase option are exercised, additional shares of our common stock will be issued, which will result in dilution to our stockholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of such shares.

You will not be able to exercise your warrants if we do not have an effective amended registration statement in place when you desire to do so.

No warrants issued in the IPO will be exercisable, and we will not be obligated to issue shares of common stock upon exercise of warrants by a holder unless, at the time of such exercise, we have a registration statement under the Securities Act in effect covering the shares of common stock issuable upon the exercise of the warrants and a current prospectus relating to that common stock. The registration statement of which this prospectus is a part was effective as of the date on the cover of the prospectus, and we have agreed to use our best efforts to keep the prospectus current until the warrants expire or are redeemed. However, we cannot assure you that we will be able to do so. Additionally, we have no obligation to settle the warrants for cash in the absence of an effective registration statement or under any other circumstances. The warrants may be deprived of any value, the market for the warrants may be limited and the warrants may expire worthless if there is no current registration statement in effect (i.e., an effective amendment to our current registration statement) covering the shares of common stock issuable upon the exercise of the warrants or the prospectus relating to the common stock issuable upon the exercise of the warrants is not current. If the warrants expire worthless, this would mean that a person who paid $6.00 for a unit in our IPO and who did not sell the warrants included in the unit would have effectively paid $6.00 for one share of our common stock.

Risks Related to Our Experience as a Public Company

Prior to the merger, we did not have operations, and Alsius had never operated as a public company. Fulfilling our obligations incident to being a public company have been and will be expensive and time consuming.

Prior to the merger, both we, as a company without operations, and Alsius, as a private company, had maintained relatively small finance and accounting staffs. We maintained limited disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws with respect to our limited activities prior to the merger, but we were not required to maintain and establish such disclosure controls and procedures and internal controls as are required with respect to a business such as Alsius with substantial operations following the merger. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of NASDAQ, we have implemented additional internal and disclosure control procedures and corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and increase our insurance, legal and financial compliance costs.

We will need to strengthen our internal controls over financial reporting in order to ensure that we are able to report financial results accurately and on a timely basis. If we fail to achieve and maintain effective controls and procedures for financial reporting, we could be unable to provide timely and accurate financial information.

Prior to the merger in June 2007, Alsius operated as a relatively small privately held company and we have identified several areas of our internal controls over financial reporting that we will need to strengthen so that we can meet our reporting obligations as a public company in a timely and accurate manner. However, we cannot assure you that material weaknesses, significant deficiencies and control deficiencies in our internal controls over financial reporting will not be identified when we are required to conclude on the effectiveness of our internal control over financial reporting, and provide the related attestation report of our registered public accounting firm, beginning with the period for the year ending December 31, 2008. We will incur substantial expenses relating to improving our internal control over financial reporting. Our accounting and financial reporting functions may not currently have all of the necessary resources to ensure that we will not have significant deficiencies or material weaknesses in our system of internal control over financial reporting. The effectiveness of our internal control over financial reporting may in the future be limited by a variety of factors including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	inappropriate management override of policies and procedures; and

•	the possibility that any enhancements to disclosure controls and procedures may still not be adequate to assure timely and accurate financial information.

If we fail to achieve and maintain effective controls and procedures for financial reporting, we could be unable to provide timely and accurate financial information.

13.          ADDITIONAL INFORMATION; MISCELLANEOUS

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer is a part. This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that Holders review the Schedule TO, including the exhibits, and the Company’s other materials that have been filed with the SEC before making a decision on whether to accept the Offer.

The Company will assess whether it is permitted to make the Offer in all jurisdictions. If the Company determines that it is not legally able to make the Offer in a particular jurisdiction, the Company reserves the right to withdraw the Offer in that particular jurisdiction and the Company will inform Holders of this decision. If the Company withdraws the Offer in a particular jurisdiction, the Offer will not be made to, or will amendments be accepted from or on behalf of the Holders residing in that jurisdiction.

The Board of Directors of the Company recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors and Holders should consult with personal advisors if Holders have questions about their financial or tax situation. The information about this Offer from the Company is limited to this document.

The Company is subject to the information requirements of the 1934 Securities Exchange Act, as amended, and in accordance therewith files and furnishes reports and other information with the Commission. All reports and other documents the Company has filed or furnished with the SEC, including the Schedule TO relating to the Offer, or will file or furnish with the SEC in the future can be accessed electronically on the SEC’s website at www.sec.gov.

Sincerely,
Alsius Corporation 15770 Laguna Canyon Road Irvine, California92618 (949) 453-0150

THE DEPOSITARY FOR OUR OFFER IS:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY
BY MAIL, HAND OR OVERNIGHT DELIVERY:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY
17 BATTERY PLACE 8TH FLR
NEW YORK, NY 10004

BY FACSIMILE TRANSMISSION:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY
FACSIMILE: (212) 509-5150
CONFIRM BY TELEPHONE:
(212) 509-4000 ext. 536

THE INFORMATION AGENT FOR OUR OFFER IS:

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902
(203) 658-9400
Banks and Brokerage Firms, Please Call: (800) 662-5200
Holders Call Toll Free: (800) 607-0088

ANY QUESTION OR REQUEST FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT AT THE ADDRESS AND PHONE NUMBER LISTED ABOVE.
REQUESTS FOR ADDITIONAL COPIES OF THE OFFER LETTER, THE LETTER OF TRANSMITTAL OR OTHER DOCUMENTS RELATED TO THE OFFER MAY ALSO BE DIRECTED TO THE INFORMATION AGENT

EXHIBIT (a) (2)

DEALER MANAGER AGREEMENT
_______________________________

Offer by

Alsius Corporation

to

Holders of

Warrants to Purchase Common Stock of

Alsius Corporation

__________________________________________________

DEUTSCHE BANK SECURITIES INC.

as Dealer Manager
_______________________________

Dated as of

December 19, 2007

DEALER MANAGER AGREEMENT

December 19, 2007

Deutsche Bank Securities Inc.
60 Wall Street
New York, New York, 10005

Ladies and Gentlemen:

Alsius Corporation, a Delaware corporation (the “Company”) hereby appoints Deutsche Bank Securities Inc. (“Deutsche Bank”) to act as exclusive dealer manager in connection with an amendment to the Company’s registration statement on Form S-3, or alternatively, the filing of a new registration statement, modifying the exercise terms of the Company’s outstanding warrants, and a simultaneous tender offer (the “Warrant Offer”), to similarly modify the exercise terms of all outstanding warrants (the “Warrants”) to purchase common stock which were issued by Ithaka Acquisition Corp., the Company’s legal predecessor, in its initial public offering, to temporarily allow the cashless exercise of the Warrants in exchange for common stock of the Company, and to allow a portion of the Warrants to be exercised for cash at an exercise price lower than the current exercise price.  The terms and conditions of the Warrant Offer (as defined below) are set forth in the form of Offer Letter (the “Offer Letter”) and related Letter of Transmittal (as amended, modified or supplemented from time to time, the “Letter of Transmittal”) attached hereto as Exhibit A and Exhibit B, respectively, which have been prepared by the Company.  Such tender offer, as amended, modified or supplemented from time to time, including any extension thereof, is hereinafter referred to as the “Warrant Offer.”  The holders of the Warrants are hereinafter referred to as the “Holders.”

The Offer Letter, Letter of Transmittal, letter from the Company to beneficial owners of the Warrants, letter from the Dealer Manager (as defined below) to securities dealers, brokers, commercial banks, trust companies and other nominees and newspaper announcements, press releases, Schedule TO (“Schedule TO”) pursuant to Rule 14d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other offering materials and information that the Company may use, prepare, file, distribute, mail, publish, approve or authorize for use in connection with the Warrant Offer, as any of them may be amended, modified or supplemented from time to time, are collectively referred to hereinafter as the “Offering Materials.”

The Company hereby confirms its agreement with Deutsche Bank as follows:

1.           Appointment to Act as Dealer Manager.

(a)           The Company hereby retains Deutsche Bank to act as dealer manager with respect to the Warrant Offer (the “Dealer Manager”).  On the basis of the representations and warranties and agreements of the Company herein contained and subject to and in accordance with the terms and conditions hereof and of the Offering Materials, Deutsche Bank hereby agrees to act as Dealer Manager in connection with the Warrant Offer and in connection therewith, Deutsche Bank shall act in accordance with its customary practices and shall perform those services in connection with the Warrant Offer that are customarily performed by investment banking firms in connection with acting as a dealer manager of tender offers of a like nature, including, but not limited to, soliciting tenders pursuant to the Warrant Offer and communicating generally regarding the Warrant Offer with brokers, dealers, commercial banks and trust companies and other persons, including the Holders.

(b)           The Company has furnished or shall furnish Deutsche Bank, or cause the transfer agent for the Warrants to furnish Deutsche Bank, as soon as practicable after the date of commencement of the Warrant Offer (the “Commencement Date”), with cards or lists or copies thereof showing the names of persons who were the Holders of record as of a recent date and, to the extent available to the Company, the beneficial owners of the Warrants as of a recent date, together with the amount of the Warrants held by them and, to the extent available, their addresses.  Additionally, the Company shall use commercially reasonable efforts to advise Deutsche Bank or cause Deutsche Bank to be advised daily during the period of the Warrant Offer as to any transfers of record of the Warrants and to update such other information from time to time during the term of this Agreement as requested by Deutsche Bank and to obtain other information concerning the Holders of the Warrants as is reasonably requested by Deutsche Bank.

(c)           The Company acknowledges and agrees that Deutsche Bank has been retained hereunder to act solely in its capacity as Dealer Manager.  In such capacity, Deutsche Bank shall act hereunder as an independent contractor and shall not be deemed the agent or fiduciary of the Company or any of its affiliates, equity holders or creditors or of any other person, and any duties of Deutsche Bank arising out of its engagement pursuant to this Agreement shall be owed solely to the Company.  Deutsche Bank shall not be liable to the Company, its affiliates, equity holders or creditors or any other person for any act or omission on the part of, and shall not be deemed to be the agent or fiduciary of, any broker or dealer (other than Deutsche Bank in its capacity as broker or dealer), commercial bank or trust company, and no such broker or dealer, commercial bank or trust company shall be deemed to be acting as the agent or fiduciary of Deutsche Bank.  Nothing contained in this Agreement shall constitute Deutsche Bank a partner of or joint venturer with the Company.

(d)           The Company authorizes Deutsche Bank to communicate with Continental Stock Transfer & Trust Company, in its capacity as depositary (the “Depositary”), retained by the Company with respect to matters relating to the Warrant Offer, as well as with Morrow & Co., LLC, as Information Agent with respect to the Warrant Offer.

(e)           The Company agrees that any reference to Deutsche Bank in any Offering Materials, or in any newspaper announcement or press release or other document or communication, is subject to the prior written approval of Deutsche Bank, provided that such approval will not be unreasonably withheld, delayed or conditioned.

2.           Fees and Expenses.

Pursuant to a letter agreement dated as of November 30, 2007, between the Company and Deutsche Bank (the “Engagement Letter”), the Company has agreed to compensate Deutsche Bank for its services as the Dealer Manager in connection with the Warrant Offer.  The compensation provisions of the Engagement Letter are incorporated herein by reference as if restated herein in full, and the Company agrees to pay Deutsche Bank the amounts provided for therein.  The Company will also pay all reasonable out-of-pocket expenses, including Deutsche Bank’s reasonable fees for outside counsel, incurred in connection with the Warrant Offer under the terms provided for in the Engagement Letter.  Notwithstanding anything to the contrary contained herein, this Agreement is in addition to, and supplements, but does not amend or replace the Engagement Letter, except and only to the extent the Engagement Letter is inconsistent herewith.

3.           Certain Covenants of the Company.  The Company covenants with Deutsche Bank as follows:

(a)           The Company shall promptly inform Deutsche Bank of (i) any request of the Securities and Exchange Commission (the “Commission”) or any other governmental or regulatory agency or authority to amend or supplement any Offering Materials or for additional information with respect thereto and of receipt (whether written or oral) by the Company (or by any of its respective officers or attorneys) of any other communication from the Commission or any other governmental or regulatory agency or authority relating to any Offering Materials (and, if any such request or communication is in writing, the Company shall promptly furnish Deutsche Bank with a copy thereof), (ii) the issuance of any stop order, injunction, restraining order or denial of any application for approval or the initiation or threat of any proceedings, litigation or investigation with respect to the Warrant Offer, the exercise of the Warrants pursuant thereto or the execution, delivery and performance of this Agreement by the Company, by or before any governmental or regulatory agency, or any court, and (iii) the occurrence of any event, or the discovery of any fact, the occurrence or existence of which would (x) cause the Company to amend, withdraw or terminate the Warrant Offer, (y) cause any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate, or (z) permit the Company to exercise any right not to allow the exercise of the Warrants tendered under the Warrant Offer (and the Company will so advise Deutsche Bank before such rights are exercised).

(b)           The Company will file with the Commission (i) on the Commencement Date a Schedule TO, and will promptly file as required any and all necessary amendments to the Schedule TO (each an “Amendment” and, collectively, the “Amendments”), and (ii) a post-effective amendment to the current registration statement on Form S-3, or alternatively, a new registration statement (the “Registration Statement”), including a prospectus, covering the registration of the shares of Common Stock to be issued in exchange for, or upon exercise of, the warrants in the Warrant Offer.  A copy of the Schedule TO and each Amendment (including documents listed in Item 12 of the Schedule TO filed therewith as exhibits thereto), as well as a copy of the Registration Statement, including any further amendment or supplement thereto, will be furnished to Deutsche Bank upon filing with the Commission thereof.

(c)           The Company agrees that, within a reasonable time prior to filing, distributing, mailing, publishing or otherwise using or permitting the use of any Offering Materials or any amendment or supplement to any Offering Materials, it shall submit copies of such documents to Deutsche Bank and will use commercially reasonable efforts to not make any amendment or supplement to any of the Offering Materials of which Deutsche Bank shall not have been advised previously and furnished a copy a reasonable time prior to its use or to which Deutsche Bank or its counsel shall have reasonably objected in writing.

(d)           The Company hereby authorizes Deutsche Bank to use the Offering Materials in connection with the Warrant Offer.  The Company agrees that the Offering Materials have been or will be prepared and approved by, and are the sole responsibility of, the Company.  Deutsche Bank shall have no obligation to cause copies of the Offering Materials to be transmitted generally to the Holders of the Warrants.  The Company will deliver to Deutsche Bank, without charge, such number of copies of the Offering Materials (as supplemented or amended) and all other statements and other documents filed or to be filed with any other federal, state or local governmental or regulatory authorities, any stock exchange or any court and any amendments or supplements to any such statements and documents, as Deutsche Bank may reasonably request and will cause all amendments and supplements filed with the Commission to be distributed to Holders as may be required by the Exchange Act.

(e)           The Company will furnish Deutsche Bank with such information concerning the Company, the Warrants and the Warrant Offer as Deutsche Bank believes is appropriate to the performance by Deutsche Bank of the services to be performed by it hereunder (all such information as so furnished, including without limitation the Offering Materials, being referred to herein as the “Information”) and the Company hereby represents and warrants that the Information is and will be accurate and complete in all material respects.  The Company recognizes and consents to the fact that Deutsche Bank (i) will use and rely primarily on the Information and on other information available from generally recognized public sources in performing the services contemplated by this Agreement without having any obligation to independently verify the same and (ii) does not assume responsibility for the accuracy or completeness of the Information or such other information.  The Company will promptly advise Deutsche Bank if any information previously provided becomes inaccurate in any material respect or is required to be updated.

(f)           The Company will comply with the Exchange Act, and the rules and regulations promulgated thereunder, as applicable, in connection with the Offering Materials, the Warrant Offer and the transactions contemplated hereby and thereby.  If at any time during the pendency of the Warrant Offer any event shall occur or condition exist which may or could cause the Company to amend, supplement, withdraw or terminate the Warrant Offer or as a result of which it is necessary, in the opinion of counsel for the Company, to amend or supplement any Offering Materials in order that such Offering Materials will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a Holder, or if it shall be necessary, in the opinion of such counsel, to amend or supplement any Offering Materials in order to comply with the requirements of the Exchange Act, the Company will as soon as reasonably practicable, upon becoming aware of such event or condition, notify Deutsche Bank and prepare and file with the Commission and publish or distribute such amendment or supplement as may be necessary to effect such amendment, withdrawal or termination or to correct such untrue statement or omission or to make such Offering Materials comply with such requirements.

(g)           The Company agrees to pay all costs and expenses incurred by the Company in connection with its performance of this Agreement and in connection with the Warrant Offer including, without limitation, (i) the preparation, printing, filing, mailing and publishing of the Offering Materials and any amendments or supplements thereto, and the cost of furnishing copies thereof to the Dealer Manager; (ii) the preparation, negotiation and execution of this Agreement; (iii) the distribution of the Offering Materials to Holders; (iv) the fees and disbursements of counsel to the Company and the independent registered public accounting firm of the Company, if any; (v) the reasonable expenses of the Dealer Manager as set forth in Section 2; (vi) the fees and expenses of the Depositary; (vii) the fees and expenses of all dealers and brokers (including Deutsche Bank in its capacity as dealer or broker, which fees and expenses shall be in addition to all fees and expenses payable hereunder), commercial banks, trust companies and nominees for their customary mailing and handling expenses incurred in forwarding the Offering Materials to their customers; (viii) any advertising costs incurred in connection with the Warrant Offer; and (ix) all other costs and expenses incident to the Warrant Offer incurred by the Company.  The Company shall make all payments of fees and expenses referred to in this paragraph which become payable by the Company, whether or not any of the Warrants are exercised pursuant to the Warrant Offer, and the obligation to make such payments shall survive the expiration, withdrawal or termination of this Agreement and the Warrant Offer.

(h)           The Company shall advise or use commercially reasonable efforts to cause the Depositary to advise the Dealer Manager on or before 5:00 p.m., New York City time, or as promptly as practicable thereafter, daily or more frequently if requested as to major tally figures, by telephone or facsimile transmission with respect to:  (i) the number of the Warrants validly tendered on such day; (ii) the number of the Warrants defectively tendered on such day; (iii) the number of the Warrants validly tendered represented by certificates physically held by the Depositary (or for which the Depositary has received confirmation of receipt of book-entry transfer of such Warrants into its account at a book-entry transfer facility pursuant to the procedures set forth in the Offer Letter) on such day; (iv) the number of Warrants represented by Notices of Guaranteed Delivery on such day; (v) the number of the Warrants properly withdrawn on such day; (vi) the number of Warrants exercised for cash; (vii) the cumulative totals of the number of the Warrants in categories (i) through (vii) above; and (viii)  upon request, the names and addresses of the registered owners of the Warrants who have so tendered in the Warrant Offer, including those persons who exercised their Warrants for cash.  As soon as practicable following any such oral communication, the Company shall furnish or use commercially reasonable efforts to cause the Depositary to furnish to the Dealer Manager a written report confirming the above information which has been communicated orally.  The Company shall furnish or use commercially reasonable efforts to cause the Depositary to furnish to the Dealer Manager such reasonable information on the tendering Holders as may be reasonably requested from time to time.

(i)           (1)  On the Commencement Date, the Company shall have caused to be delivered to Deutsche Bank a signed opinion of Sheppard Mullin Richter & Hamilton LLP, counsel for the Company, in form and substance satisfactory to counsel for the Dealer Manager, to the effect set forth in Exhibit C(1) hereto.

(2)  On the date on which the common stock to be issued pursuant to the terms of the Warrant Offer will be delivered (the “Closing Date”), the Company shall have caused to be delivered to Deutsche Bank a signed opinion of Sheppard Mullin Richter & Hamilton LLP, counsel for the Company, in form and substance satisfactory to counsel for the Dealer Manager, to the effect set forth in Exhibit C(2) hereto.

(j)           On or prior to the dates on which the Warrants are accepted by the Company for exercise pursuant to the Warrant Offer (the dates on which the Warrants are accepted for exercise, the “Expiration Dates”), the Company shall cause counsel for Deutsche Bank to be furnished with all such documents and certificates as they may reasonably request in order to evidence the accuracy and completeness of any of the representations, warranties or statements of the Company under this Agreement and the performance of any covenants of the Company to be performed hereunder.

(k)           As soon as practicable after the Commencement Date, the Company shall have made appropriate arrangements, to the extent applicable, with the Depository Trust Company and any other qualified, registered securities depositary to allow for the book-entry movement of the tendered Warrants between depositary participants and the Depositary.

4.	Representations and Warranties of the Company.

  The Company represents and warrants to and agrees with Deutsche Bank that, as of the Commencement Date, the Effective Date, during the period of the Warrant Offer, the Expiration Dates, and the Closing Date:

(a)           Except to the extent subsequently amended or supplemented (i) the Offering Materials, as then amended or supplemented, comply and will comply in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, including without limitation Sections 10 and 14 of the Exchange Act and Rule 10b-5 promulgated thereunder; and (ii) the Offering Materials, as then amended or supplemented, do not and will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, this representation and warranty does not apply to statements or omissions from the Offering Materials made in reliance upon and in conformity with information pertaining to Deutsche Bank furnished in writing to the Company by Deutsche Bank expressly for use in the Offering Materials.

(b)           The Company has been duly incorporated and is a validly existing corporation in good standing under the laws of its jurisdiction of incorporation with corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Offer Letter, except where the failure to be in good standing would not reasonably be expected to materially adversely affect the consummation of the Warrant Offer.

(c)           The Company has all requisite corporate power and authority to make and consummate the Warrant Offer in accordance with its terms; all necessary corporate action has been duly taken by the Company to authorize the Warrant Offer, the exercise of the Warrants pursuant thereto, the use of the funds to make such purchase, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby and in the Offering Materials.  The Company has taken or will take all necessary corporate action to authorize any amendments or supplements to, or modifications of, the Warrant Offer and the Offering Materials.

(d)           The Company has all the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and all of the transactions described herein.  This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

(e)           (A) The execution, delivery and performance by the Company of this Agreement, (B) the making and consummation of the Warrant Offer by the Company and the exercise of the Warrants thereunder, (C) the use by the Company of funds required in connection with the Warrant Offer, (D) the use of the Offering Materials and the filing of the Schedule TO, and (E) the consummation by the Company of the transactions contemplated by this Agreement and in the Offering Materials and compliance with the terms herein or therein (all of the foregoing, collectively, the “Transactions”), in each case, (x) do not violate and will not result in a violation of any of the terms or provisions of the charter or by-laws or similar organizational documents of the Company, (y) do not and will not conflict with, or result in a material breach or violation of any of the terms or provisions of, or constitute an event of default (or an event which with notice or lapse of time or both would become an event of default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation or imposition of any material lien, charge or encumbrance upon any material property or assets of the Company under, (a) any material contract, indenture, mortgage, lease or other agreement or instrument to which the Company is a party or by which either of them may be bound or to which any of their properties or assets are bound or affected or (b) any existing applicable law, rule, regulation, judgment, order or decree (including, without limitation, Regulations T, U and X promulgated by the Board of Governors of the Federal Reserve System) of any government, governmental or regulatory instrumentality or agency or court, domestic or foreign, having jurisdiction over the Company or any of its properties or assets and (z) complies and will comply in all material respects with all applicable laws, rules and regulations of any government or governmental or regulatory instrumentality or agency.

(f)           None of the Warrant Offer or other Transactions, the obtaining and use by the Company of the funds required in connection therewith, the issuance of securities by the Company pursuant to the Warrant Offer, the use of the Offering Materials, and the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby require or will require any consent of, approval of, waiver by, license or authorization from, or permit of, or other action by or filing or registration with or notification to, any governmental or regulatory agency other than the filing of the Schedule TO and Registration Statement and any amendment thereto.

(g)           Except as disclosed in the Offer Letter and Registration Statement, there is no action, suit or proceeding before or by any government, governmental or regulatory instrumentality or agency or court, now pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries that is required to be disclosed in the Offering Materials or which could reasonably be expected to result in any material adverse change in the condition (financial or otherwise), earnings, business affairs or business prospects of the Company and its subsidiaries, considered as one enterprise, or could reasonably be expected to materially adversely affect the consummation of the Warrant Offer or the other Transactions.

(h)           No stop order, injunction, restraining order or denial of any application for approval has been issued or proceedings, litigation or investigation initiated or, to the knowledge of the Company, threatened with respect to the Warrant Offer or the other Transactions by or before any governmental or regulatory agency, or any court.

(i)           The Company is not, or will not be as a result of the issuance of securities that it may become obligated to issue pursuant to the terms of the Warrant Offer, an investment company within the meaning of the Investment Company Act of 1940, as amended.

(j)           The Company believes that the Warrant Offer is exempt from or otherwise not subject to state takeover or similar laws of any jurisdiction.

(k)           The Company has or by the Expiration Dates will have sufficient funds in a form reasonably acceptable to Deutsche Bank available and has or will have sufficient authority to use such funds under applicable law to enable it to pay related costs and expenses, for the Warrants for which it intends to make offers and may be required to purchase pursuant to the Warrant Offer or otherwise agree to acquire.

(l)           The Warrant Offer is not required to be registered pursuant to the Securities Act of 1933, as amended (the “Securities Act”),and the rules and regulations of the Commission thereunder.

(m)           (1) The Registration Statement, including the prospectus, (i) has been prepared by the Company in conformity in all material respects with the requirements of the Securities Act, (ii) has been filed with the Commission under the Securities Act and the Exchange Act and (iii) has become effective under the Securities Act. Copies of such Registration Statement and all amendments and exhibits thereto have been, or will be at the time they are filed, made available by the Company to Deutsche Bank. The Company has included in such Registration Statement all information required by the Securities Act to be included in such Registration Statement and the related prospectus. No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the
Securities Act and no proceedings for that purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated by the Commission, and there has been no request on the part of the Commission for additional information. No other stop order and no injunction, restraining order or denial of any application for approval has been issued or proceedings, litigation or investigation initiated or, to the best knowledge of the Company, threatened with respect to the Warrant Offer by or before any governmental or regulatory agency, or any court.

(2) The Registration Statement and the prospectus conform, and any further amendments or supplements to the Registration Statement or the prospectus will, when they become effective or are filed with the Commission, as the case may be, conform in all material respects to the requirements of the Securities Act and the Exchange Act. The Registration Statement and any post-effective amendments thereto will not, at the time the Registration Statement or such post-effective amendment becomes effective (the “Effective Date”), and as of the Commencement Date, Expiration Dates, and the Closing Date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The prospectus will not, as of the Effective Date, Commencement Date, Expiration Dates and the Closing Date, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that no representation or warranty is made in this subsection (2) as to information contained in or omitted from the prospectus in reliance upon and in conformity with written information furnished to the Company by or on behalf of Deutsche Bank specifically for inclusion therein, it being understood that the only information so provided by Deutsche Bank expressly for use therein is the Dealer Manager Information.

(n)           Any other conditions reasonably requested.

The representations and warranties set forth in this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Indemnified Party (as defined herein).

Any certificate signed by any officer of the Company or any of its subsidiaries and delivered to Deutsche Bank or its counsel shall be deemed a representation and warranty by the Company to Deutsche Bank as to the matters covered thereby.

5.           Indemnification and Contribution.

  (a) The Company shall indemnify and hold harmless Deutsche Bank and its affiliates and their respective directors, officers, employees, representatives, advisors and agents and each person who controls Deutsche Bank within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (Deutsche Bank and each such person being an “Indemnified Party”) as follows:

(i)
from and against any and all losses, claims, damages, liabilities and expenses whatsoever, joint or several, as incurred, to which such Indemnified Party may become subject under any applicable federal or state law, or otherwise, and related to, arising out of, or based on (A) any untrue statement or alleged untrue statement of a material fact contained in any information (whether oral or written) or documents used in connection with the Warrant Offer, including, without limitation, the Offering Materials, including the Schedule TO and any Amendment, or any of the documents referred to therein furnished or made available by the Company, directly, through Deutsche Bank or otherwise or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (B) any breach by the Company of any of its representations, warranties or agreements contained herein, (C) the Company's failure to make or consummate the Warrant Offer or the withdrawal, rescission, termination, amendment or extension of the Warrant Offer or any other failure on the Company's part to comply with the terms and conditions contained in the Offering Materials, (D) any of the other Transactions or the engagement of Deutsche Bank pursuant to, and the performance by Deutsche Bank of the services contemplated by, this Agreement, except in the case of this clause (D) to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court of competent jurisdiction to have resulted from Deutsche Bank’s gross negligence or bad faith, or (E) any action taken or omitted to be taken by an Indemnified Party with the consent of the Company or in conformity with the instructions of the Company;

(ii)
subject to subsection (f) below, from and against any and all losses, liabilities, claims, damages and expenses, reasonably and promptly after incurred, paid in settlement of any litigation, or incurred in any investigation or proceeding by any governmental agency or body, commenced or threatened, or in connection with any claim whatsoever related to, arising out of or based on any matter described in subparagraph (i) above; and

(iii)
subject to subsection (e) below, from and against any and all reasonable expense, as incurred  (including the reasonable fees and disbursements of counsel chosen by Deutsche Bank) incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever related to, arising out of or based on any matter described in subparagraph (i) above, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by or on behalf of the Company, to the extent that any such expense is not paid under subparagraph (i) or (ii) above;

provided, however, that the Company shall not be liable under clause (A) of subparagraph (i) above to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Offering Materials in reliance upon and in conformity with written information furnished to the Company by Deutsche Bank expressly for use in the Offering Materials.

(b)           The Company agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or to its security holders or creditors relating to or arising out of the engagement of Deutsche Bank pursuant to, or the performance by Deutsche Bank of the services contemplated by, this Agreement except to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court of competent jurisdiction to have resulted from Deutsche Bank's gross negligence or bad faith.

(c)           If the indemnification provided for in Section 5(a) hereof is for any reason unavailable to or insufficient to hold harmless an Indemnified Party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then the Company shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such Indemnified Party, as incurred (i) in such proportion as is appropriate to reflect the relative benefits to the Company on the one hand and to Deutsche Bank on the other hand from the Warrant Offer and other Transactions (whether or not consummated) or (ii) if, but only if, the allocation provided by clause (i) is for any reason held unenforceable, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of Deutsche Bank on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.  The relative benefits to the Company on the one hand and Deutsche Bank on the other hand, in connection with the Warrant Offer and other Transactions (whether or not consummated) shall be deemed to be in the same proportion as the total value paid or proposed to be paid to Holders of Warrants pursuant to the Warrant Offer and other Transactions (whether or not consummated) bears to the fees actually received by the Dealer Manager hereunder.  The relative fault of the Company on the one hand and Deutsche Bank on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by Deutsche Bank and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Company and Deutsche Bank agree that it would not be just and equitable if contribution pursuant to this Section 5(c) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above in this Section 5(c).  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an Indemnified Party and referred to above in this Section 5(c) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission; provided, however, that, to the extent permitted by applicable law, in no event shall Deutsche Bank be required to contribute any amount which, in the aggregate, exceeds the aggregate fees  received by Deutsche Bank under this Agreement.

(d)           In the event an Indemnified Party is requested or required to appear as a witness in any action brought by or on behalf of or against the Company, the Company shall reimburse the Indemnified Party for all reasonable expenses as incurred by it in connection with such Indemnified Party's appearing and preparing to appear as such a witness, including, without limitation, the reasonable fees and disbursements of its legal counsel.

(e)           Promptly after receipt by an Indemnified Party of written notice of any claim or commencement of an action or proceeding with respect to which indemnification or contribution may be sought hereunder, such Indemnified Party shall notify the Company in writing of such claim or of the commencement of such action, claim or proceeding, but failure so to notify the Company will not relieve the Company from any liability which it may have hereunder to such Indemnified Party, and in any event will not relieve the Company from any other liability that it may have to such Indemnified Party, in each case except to the extent that the Company is materially prejudiced thereby.  In the event of any such claim, action or proceeding, if such Indemnified Party shall notify the Company of the commencement thereof, the Company shall assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and shall pay the fees and expenses of such counsel; provided, however, that (i) if the Company fails to assume such defense in a timely manner or (ii) if there exists or may exist a conflict of interest that would make it inappropriate in the reasonable judgment of such Indemnified Party for the same counsel to represent both the Indemnified Party and the Company, then such Indemnified Party shall be entitled to retain its own counsel at the expense of the Company provided further, however, that the Company shall not be required to pay the fees and expenses of more than one separate counsel (in addition to any local counsel) for all Indemnified Parties in any jurisdiction in respect of any single claim, action or proceeding.  In respect of any claim, action or proceeding the defense of which shall have been assumed by the Company, in accordance with the foregoing, each Indemnified Party shall have the right to participate in such litigation and to retain its own counsel at its own expense.

(f)           The Company agrees that, without Deutsche Bank’s prior written consent, which shall not be unreasonably withheld, delayed or conditioned, it will not settle, compromise or consent to the entry of any judgment in or with respect to any pending or threatened claim, action, investigation or proceeding in respect of which indemnification or contribution could be sought under this Section 5 (whether or not Deutsche Bank or any other Indemnified Party is an actual or potential party to such claim, action, investigation or proceeding), unless such settlement, compromise or consent (i) includes an unconditional release of each Indemnified Party from all liability arising out of such claim, action, investigation or proceeding and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an Indemnified Party.

(g)            The rights of any Indemnified Party under this Agreement shall be in addition to and not in limitation of any rights that any Indemnified Party may have at common law or otherwise, including under the Engagement Letter.

6.           Termination; Withdrawal.  (a) This Agreement may be terminated by Deutsche Bank, at any time upon notice to the  Company if (A) the Company does not comply in all material respects with any covenant specified in Section 3 of this Agreement or the representations and warranties under Section 4 are incorrect in any material respect, provided, however, that if the failure to comply in all material respects with any covenant specified in Section 3 or the incorrect representation or warranty under Section 4 is capable of being cured by the Company, Deutsche Bank must first notify the Company of such failure to comply or such incorrect representation or warranty, and the Company shall have 7 days after receipt of such notice to take such action so as to comply or to make such representation or warranty correct in all material respects, (B) the Company shall file, deliver, publish, mail or propose to file, deliver, publish or mail any amendment or supplement to the Offering Materials to which the Dealer Manager shall reasonably object or which shall reasonably be disapproved by its counsel, (C) at any time prior to the Expiration Dates, the Warrant Offer is terminated or withdrawn by the Company for any reason, or (D) there is a good faith disagreement between the Dealer Manager and the Company with respect to a material term or condition of the Warrant Offer or the Offering Materials.

(b)           Nothing herein shall obligate the Company to consummate the Warrant Offer, which the Company may withdraw at any time, upon notice to Deutsche Bank.

(c)           Notwithstanding termination of this Agreement pursuant to subsections (a) and (b) of this Section 6, the provisions of Section 1(c) and the obligations of the Company to compensate Deutsche Bank pursuant to Section 2 with respect to Warrants tendered prior to the date of withdrawal and actually exercised in the Warrant Offer, and to reimburse Deutsche Bank for its expenses pursuant to Section 2 and to pay all costs and expenses incurred by the Company in connection with the performance of this Agreement and in connection with the Warrant Offer pursuant to Section 3(g), the provisions of Section 5, this Section 6(c), Section 8 and Sections 10 through 17 shall survive any termination of this Agreement.

7.           Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if delivered, mailed or transmitted by any standard form of telecommunication (notices transmitted by facsimile to be confirmed in writing).

If to the Company:

Alsius Corporation
15770 Laguna Canyon Road, Suite 150
Irvine, California 92128
Attention: William Worthen
Facsimile: (949) 453-0702

with a copy (which shall not constitute notice) to:

Ethan D. Feffer
Sheppard Mullin Richter & Hamilton LLP
650 Town Center Drive, 4th Floor
Costa Mesa, California 92626
Facsimile: (714) 513-5130

If to Deutsche Bank:

Deutsche Bank Securities Inc.
60 Wall Street
                                     New York, New York 10005
Attention: Neil Kearns
Facsimile: (732) 935-2022

with a copy to:

N. Adele Hogan
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
Facsimile: (646) 366-2024

or, as to each party, at such other address as shall be designated by such party in a written notice complying as to delivery with the terms of this paragraph.

8.           Securities Positions.  The Company acknowledges that it has no objection to the fact that, in the course of trading activities, Deutsche Bank may from time to time have positions in, and buy or sell securities of, the Company and its affiliates.

9.           Tombstone.  With the prior written consent of the Company, which shall not be unreasonably withheld, delayed or conditioned, Deutsche Bank, at its sole expense, may place an announcement in such newspapers and periodicals as it may choose, stating that Deutsche Bank is acting or has acted as exclusive dealer manager to the Company in connection with the Warrant Offer.

10.           GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED IN THAT STATE.

11.           Severability of Provisions.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the agreements contained herein is not affected in any manner adverse to any party.  Upon such determination that any term or provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the agreements contained herein may be performed as originally contemplated to the fullest extent possible.

12.           Counterparts.  This Agreement may be executed in one or more counterparts, and by different parties hereto on separate counterparts.  Each of such counterparts, when a counterpart has been executed and delivered, shall be deemed to be an original and all of such counterparts, taken together, shall constitute one and the same Agreement.

13.           Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and the Indemnified Parties and their respective successors, assigns, heirs and legal representatives and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

14.           Consent to Jurisdiction and Service; Waivers.  The Company hereby irrevocably submits to the exclusive jurisdiction of any state or federal court sitting in the borough of Manhattan, State of New York in respect of any such action, proceeding or counterclaim and irrevocably agrees that all claims and defenses in respect of any such suit, action or proceeding may be heard and determined in any such court.  The Company irrevocably waives, to the fullest extent it may effectively do so under applicable law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Service of process may be effected by making process, by registered mail return receipt requested, to the Company at the address set forth above.  Nothing in this Section 14 shall affect the right of Deutsche Bank, any of its affiliates or any Indemnified Party to serve process in any manner prescribed by law.

15.           Miscellaneous.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

16.           Entire Agreement; Amendment.  This Agreement and the Engagement Letter supersede all prior agreements and undertakings, both written and oral, of the parties hereto, or any of them, with respect to the subject matter hereof and constitute the entire understanding of the parties hereto with respect to the subject matter hereof.  This Agreement may not be waived, amended or modified except in writing signed by each party to be bound hereby.

17.           Trial by Jury.  Each of the Company and Deutsche Bank (each on its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders) waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of this Agreement.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us a counterpart hereof, whereupon this instrument will become a binding agreement between the Company and Deutsche Bank in accordance with its terms.

Very truly yours, Alsius Corporation By _____________________________________ Name: Title:

Confirmed and accepted
as of the date first above written:

Deutsche Bank Securities Inc.

By_____________________________
      Name:
      Title:

By_____________________________
      Name:
      Title:

Exhibit C(1)

FORM OF OPINION OF THE COMPANY'S
COUNSEL TO BE DELIVERED PURSUANT TO SECTION 3(i)(1)

(i)           The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation with corporate power and authority to execute, deliver and perform its obligations under this Agreement, and all of the transactions described in this Agreement, as the case may be.  The Company has all requisite corporate power and authority to make and consummate the Warrant Offer in accordance with its terms.

(ii)           The Warrant Offer, the issuance of securities by the Company pursuant thereto, the execution, delivery and performance of the Agreement by the Company and the consummation of the transactions contemplated hereby and in the Offering Materials have been duly authorized by all necessary corporate action on the part of the Company.

(iii)           This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, subject as to enforcement to bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting enforcement of creditors' rights generally or to general principles of equity and except that rights to indemnity or contribution may be limited by applicable securities laws.

(iv) (A)    The execution, delivery and performance by the Company of this Agreement, (B) the making  and consummation of the Warrant Offer by the Company and the issuance of securities pursuant thereto, (C) the use by the Company of funds required to pay for expenses in connection with the Warrant Offer, (D) the use of the Offering Materials and the filing of the Schedule TO, and (E) the consummation by the Company of the transactions described in this Agreement and in the Offering Materials and compliance with the terms herein or therein (all of the foregoing, collectively, the “Transactions”), in each case, (x) do not and will not result in any violation of the charter or by-laws or similar organizational documents of the Company, (y) do not and will not conflict with, or result in a material breach or violation of any of the terms or provisions of, or constitute an event of default (or an event which with notice or lapse of time or both would become an event of default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation or imposition of any material lien, charge or encumbrance upon any material property or assets of the Company or any of its subsidiaries under, (a) any contract, indenture, mortgage, lease or other agreement to which the Company or any of its subsidiaries is a party or by which any of them may be bound or to which any of their properties or assets are bound or affected, and which is filed as an exhibit to the Company’s periodic reports or current reports on Forms 10-K, 10-Q and 8-K, or (b) any existing applicable law, rule or regulation, or any judgment, order or decree known to such counsel, of any government, governmental or regulatory instrumentality or agency or court, domestic or foreign, having jurisdiction over the Company or any of its properties or assets and (2) complies and will comply in all material respects with the obligations of the Company under all applicable laws, rules and regulations of any government or governmental or regulatory instrumentality of agency, including, without limitation, the Exchange Act,  and blue sky laws.

(v)           Except for the filing of Schedule TO and Registration Statement and any amendments required with respect thereto, and any filings under blue sky laws, all of which filings have been made, none of the Warrant Offer or other Transactions, the obtaining and use by the Company of the funds required in connection therewith, the issuance of common stock by the Company pursuant to the exercise of Warrants in the Warrant Offer, the use of the Offering Materials, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby, require or will require any consent of, approval of, waiver by, license or authorization from, or permit of, or other action by or filing or registration with or notification to, any governmental or regulatory agency by the Company.

(vi)          To the knowledge of counsel, no stop order, injunction, restraining order or denial of any application for approval has been issued or proceedings, litigation or investigation initiated or threatened with respect to the Warrant Offer or the other Transactions by or before any governmental or regulatory agency, or any court.

(vii)         To the knowledge of counsel, except as disclosed in the Offer Letter and Registration Statement, there is no action, suit or proceeding before or by any government, governmental or regulatory instrumentality or agency or court, now pending or threatened against or affecting the Company that is required to be disclosed in the Offering Materials or which would reasonably be expected to materially adversely affect the consummation of the Warrant Offer.

(viii)        The Schedule TO and Registration Statement (except for any financial data contained therein as to which counsel does not express an opinion) comply as to form in all material respects with the requirements of Section 14(d) of the Exchange Act and the rules and regulations thereunder.

(ix)           The Company is not, or will not be as a result of the consummation of the Warrant Offer, an investment company within the meaning of the Investment Company Act of 1940, as amended.

In addition, such opinion shall state that such counsel has participated in the preparation of the Offering Materials, including the documents incorporated by reference therein, and in conferences with officers, other representatives of the Company, and the outside auditors, and representatives and counsel of Deutsche Bank, at which the contents of the Offering Materials and related matters were discussed and, although such counsel need not undertake to determine independently nor pass upon or assume any responsibility, explicitly or implicitly, for the accuracy, completeness or fairness of the statements contained in the Offering Materials, on the basis of and subject to the foregoing no facts have come to the attention of such counsel to lead such counsel to believe that the Offering Materials (including the Schedule TO) or any amendment thereto (except for the financial statements, notes or schedules thereto and other financial data included therein or omitted therefrom), as of the date of the Offering Materials and at the Expiration Dates, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In rendering such opinions, the Company's counsel may rely as to factual matters upon certificates or written statements from officers or other appropriate representatives of the Company or upon certificates of public officials.  In rendering such opinion, the Company's counsel may rely as to all matters governed by the laws of any jurisdiction other than the federal law of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware, upon opinions of local counsel in such jurisdictions, who shall be counsel satisfactory to counsel for Deutsche Bank, in which case the opinion shall state that Deutsche Bank is entitled to so rely.

Such opinions shall be subject to usual and customary exceptions, qualifications and limitations.

Exhibit C(2)

FORM OF OPINION OF THE COMPANY'S
COUNSEL TO BE DELIVERED PURSUANT TO SECTION 3(i)(2)

(i)           The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation with corporate power and authority to execute, deliver and perform its obligations under this Agreement, and all of the transactions described in this Agreement, as the case may be.  The Company has all requisite corporate power and authority to make and consummate the Warrant Offer in accordance with its terms.

(ii)           The Warrant Offer, the issuance of securities by the Company pursuant thereto, the execution, delivery and performance of the Agreement by the Company and the consummation of the transactions contemplated hereby and in the Offering Materials have been duly authorized by all necessary corporate action on the part of the Company.

(iii)           This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, subject as to enforcement to bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting enforcement of creditors' rights generally or to general principles of equity and except that rights to indemnity or contribution may be limited by applicable securities laws.

(iv) (A) The execution, delivery and performance by the Company of this Agreement, (B) the making  and consummation of the Warrant Offer by the Company and the issuance of securities pursuant thereto, (C) the use by the Company of funds required to pay expenses in connection with the Warrant Offer, (D) the use of the Offering Materials and the filing of the Schedule TO, and (E) the consummation by the Company of the transactions described in this Agreement and in the Offering Materials and compliance with the terms herein or therein (all of the foregoing, collectively, the “Transactions”), in each case, (x) do not and will not result in any violation of the charter or by-laws or similar organizational documents of the Company, (y) do not and will not conflict with, or result in a material breach or violation of any of the terms or provisions of, or constitute an event of default (or an event which with notice or lapse of time or both would become an event of default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation or imposition of any material lien, charge or encumbrance upon any material property or assets of the Company or any of its subsidiaries under, (a) any contract, indenture, mortgage, lease or other agreement to which the Company or any of its subsidiaries is a party or by which any of them may be bound or to which any of their properties or assets are bound or affected, and which is filed as an exhibit to the Company’s periodic reports or current reports on Forms 10-K, 10-Q and 8-K, or (b) any existing applicable law, rule or regulation, or any judgment, order or decree known to such counsel, of any government, governmental or regulatory instrumentality or agency or court, domestic or foreign, having jurisdiction over the Company or any of its properties or assets and (2) complies and will comply in all material respects with the obligations of the Company under all applicable laws, rules and regulations of any government or governmental or regulatory instrumentality of agency, including, without limitation, the Exchange Act and blue sky laws.

(v)           Except for the filing of Schedule TO and Registration Statement and any amendments required with respect thereto, and any filings under blue sky laws, all of which filings have been made, none of the Warrant Offer or other Transactions, the obtaining and use by the Company of the funds required in connection therewith, the issuance of common stock by the Company pursuant to the exercise of Warrants in the Warrant Offer, the use of the Offering Materials, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby, require or will require any consent of, approval of, waiver by, license or authorization from, or permit of, or other action by or filing or registration with or notification to, any governmental or regulatory agency by the Company.

(vi)          To the knowledge of counsel, no stop order, injunction, restraining order or denial of any application for approval has been issued or proceedings, litigation or investigation initiated or threatened with respect to the Warrant Offer or the other Transactions by or before any governmental or regulatory agency, or any court.

(vii)         To the knowledge of counsel, except as disclosed in the Offer Letter and Registration Statement, there is no action, suit or proceeding before or by any government, governmental or regulatory instrumentality or agency or court, now pending or threatened against or affecting the Company that is required to be disclosed in the Offering Materials or which would reasonably be expected to materially adversely affect the consummation of the Warrant Offer.

(viii)        The Schedule TO and Registration Statement (except for any financial data contained therein as to which counsel does not express an opinion) comply as to form in all material respects with the requirements of Section 14(d) of the Exchange Act and the rules and regulations thereunder.

(ix)           The Company is not, or will not be as a result of the consummation of the Warrant Offer, an investment company within the meaning of the Investment Company Act of 1940, as amended.

(x)           The Registration Statement and any amendments thereto have become effective under the Securities Act; any required filing of the prospectus pursuant to Rule 424(b) has been made in the manner and within the time period required by Rule 424(b); to the knowledge of counsel, no stop order suspending the effectiveness of the Registration Statement has been issued, no proceedings for that purpose have been instituted or threatened, and the Registration Statement, the prospectus and each amendment thereof or supplement thereto as of their respective effective dates or issue dates (except for any financial data contained therein as to which counsel does not express an opinion) complied as to form in all material respects with the applicable requirements of the Securities Act and Exchange Act, as amended, and the Trust Indenture Act and the respective rules thereunder; and counsel has no reason to believe that the Registration Statement, or any amendment thereof, at the time such became effective, on the Expiration Dates, and on the date hereof contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that the prospectus includes any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

In addition, such opinion shall state that such counsel has participated in the preparation of the Offering Materials, including the documents incorporated by reference therein, and in conferences with officers, other representatives of the Company, and the outside auditors, and representatives and counsel of Deutsche Bank, at which the contents of the Offering Materials and related matters were discussed and, although such counsel need not undertake to determine independently nor pass upon or assume any responsibility, explicitly or implicitly, for the accuracy, completeness or fairness of the statements contained in the Offering Materials, on the basis of and subject to the foregoing no facts have come to the attention of such counsel to lead such counsel to believe that the Offering Materials (including the Schedule TO) or any amendment thereto (except for the financial statements, notes or schedules thereto and other financial data included therein or omitted therefrom), as of the date of the Offering Materials and at the Expiration Dates, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In rendering such opinions, the Company's counsel may rely as to factual matters upon certificates or written statements from officers or other appropriate representatives of the Company or upon certificates of public officials.  In rendering such opinion, the Company's counsel may rely as to all matters governed by the laws of any jurisdiction other than the federal law of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware, upon opinions of local counsel in such jurisdictions, who shall be counsel satisfactory to counsel for Deutsche Bank, in which case the opinion shall state that Deutsche Bank is entitled to so rely.

Such opinions shall be subject to usual and customary exceptions, qualifications and limitations.

EXHIBIT (a) (3)

LETTER OF TRANSMITTAL

TO PURCHASE WARRANTS

OF

ALSIUS CORPORATION

PURSUANT TO THE OFFER

December 19, 2007

THE OFFER AND RESCISSION RIGHTS EXPIRE AT 5 P.M., U.S.
EASTERN STANDARD TIME ON JANUARY 18, 2008 UNLESS THE OFFER IS EXTENDED

The Depositary for the Offer is:
Continental Stock Transfer & Trust Company
BY MAIL, HAND OR OVERNIGHT DELIVERY: CONTINENTAL STOCK TRANSFER & TRUST COMPANY 17 BATTERY PLACE, 8TH FLOOR NEW YORK, NY 10004
BY FACSIMILE TRANSMISSION: CONTINENTAL STOCK TRANSFER & TRUST COMPANY FACSIMILE: (212) 509-5150
CONFIRM BY TELEPHONE: (212) 509-4000 ext. 536

DESCRIPTION OF WARRANTS EXERCISED AND
NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S)
_____________________________
_____________________________
_____________________________

(Please Fill in Exercised Certificates Exactly as Name(s) Appear(s) on Certificate(s))
(Attach Signed Additional List if Necessary)

Certificate numbers*	Number of warrants represented by certificate	Tender method**

TOTAL WARRANTS EXERCISED***:

___________________
*	Need not be completed if warrants are being tendered through DTC.
**	Enter either (i) cashless tender or (ii) cashless tender and reduced exercise price.
***	Based on calculations from Box 1 on page 6.

PLEASE READ THE ENTIRE LETTER OF TRANSMITTAL,
INCLUDING THE ACCOMPANYING INSTRUCTIONS, CAREFULLY

Ladies and Gentlemen:

The undersigned hereby exercises the above described Warrants of Alsius Corporation, a Delaware corporation (the "Company"), pursuant to the Company’s Offer Letter, dated December 19, 2007 and in this Letter of Transmittal (which together constitute the "Offer").

The Board of Directors of the Company has extended the Offer to the holders of Warrants, which were issued by Ithaka Acquisition Corp., its legal predecessor, in its initial public offering, as follows:

•
A holder may tender Warrants for exercise on a cashless basis.  For each 5.5 Warrants tendered, the holder will receive one share of Common Stock, without paying a cash exercise price.  A holder may tender as few or as many Warrants as the holder elects.

•
For each 5.5 Warrants a holder tenders in the cashless exercise, the holder may also exercise one additional Warrant for cash by paying a reduced exercise price of $3.25 for one share of Common Stock.  Exercising Warrants at the reduced cash price is not a requirement to participating in the cashless exercise described above.

NO FRACTIONAL SHARES WILL BE ISSUED IN THE OFFER. IF YOU ELECT TO EXERCISE WARRANTS AND YOUR EXERCISE WOULD RESULT IN A FRACTIONAL SHARE OF COMMON STOCK TO BE ISSUED, YOU WILL RECEIVE THE MARKET VALUE OF SUCH FRACTIONAL SHARE BASED ON THE CLOSING PRICE OF THE COMMON STOCK ON THE DAY IMMEDIATELY PRECEDING THE EXPIRATION DATE.

WARRANTS WHICH ARE NOT TENDERED WILL RETAIN THEIR CURRENT TERMS, INCLUDING THE CURRENT $5.00 EXERCISE PRICE AND EXPIRATION DATE OF AUGUST 16, 2009.

IT IS THE COMPANY’S CURRENT INTENT NOT TO CONDUCT ANOTHER OFFER TO PROMOTE THE EARLY EXERCISE OF THE WARRANTS, BUT THE COMPANY RESERVES THE RIGHT TO DO SO IN THE FUTURE, AS WELL AS TO REDEEM THE WARRANTS IF AND WHEN IT IS PERMITTED TO DO SO PURSUANT TO THE WARRANT TERMS. PURSUANT TO THEIR ORIGINAL TERMS, THE WARRANTS MAY BE REDEEMED IN WHOLE OR IN PART AT A PRICE OF $0.01 PER WARRANT IF THE SALES PRICE OF THE COMPANY'S COMMON STOCK EQUALS OR EXCEEDS $8.50 PER SHARE FOR ANY 20 TRADING DAYS WITHIN A 30 TRADING DAY PERIOD ENDING 3 BUSINESS DAYS BEFORE A NOTICE OF REDEMPTION IS SENT.

Subject to and effective upon acceptance for exercise of the Warrants exercised hereby in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the undersigned hereby agrees to subscribe for shares of the Common Stock covered by such Warrant certificate, as described above, upon the tender of 5.5 Warrants per one  share of Common Stock, on a cashless basis, or upon the combination of the tender of 5.5 Warrants per one share of Common Stock and the tender of one additional Warrant at the reduced exercise price of $3.25 per one share of Common Stock, all as indicated on the first page of this Letter of Transmittal.

The undersigned acknowledges that they have been advised to consult with their own advisors as to the consequences of participating or not participating in the Offer. In addition, the undersigned acknowledges that Deutsche Bank Securities Inc., as Dealer Manager, is receiving a fee equal to the greater of US $0.02 per Warrant tendered or exercised for cash at an exercise price lower than the current exercise price or US $150,000, payable at the closing of the Offer (provided, however, that if fewer than 5,000,000 warrants are tendered in the Offer or exercised for cash at an exercise price lower than the current exercise price, the fee will be US $0.02 per Warrant, but in no event less than $50,000).

The undersigned hereby represents and warrants to the Company that:

(a)    the undersigned has full power and authority to tender, subscribe for and purchase all of the Common Stock of the Company which may be received upon exercise of the Warrants pursuant to the methods of exercise;

(b)    he or she has good, marketable and unencumbered title to them, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to their exercise, sale or transfer, and not subject to any adverse claim;

(c)    on request, the undersigned will execute and deliver any additional documents the Company deems necessary to complete the exercise of the Warrants tendered hereby;

(d)    the undersigned understands that tenders of Warrants pursuant to the Offer and in the instructions hereto will constitute the undersigned’s acceptance of the terms and conditions of the Offer; and

(e)    the undersigned agrees to all of the terms of the Offer.

All authorities conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy, and legal representatives of the undersigned. Except as stated in the Offer, this tender is irrevocable.

Delivery of this Letter of Transmittal and all other documents to an address, or transmission of instructions to a facsimile number, other than as set forth above, does not constitute a valid delivery. Please read carefully the entire Letter of Transmittal, including the accompanying instructions, before checking any box below. This Letter of Transmittal is to be used only if (i) certificates are to be forwarded herewith (or such certificates will be delivered pursuant to a Notice of Guaranteed Delivery previously sent to the depositary) or (ii) delivery of Warrants is to be made by book-entry transfer to the depositary’s account at The Depositary Trust Company ("DTC") pursuant to the procedures set forth in the Offer to Purchase.

If you desire to tender Warrants pursuant to the Offer and you cannot deliver your Warrant certificate(s) (or you are unable to comply with the procedures for book-entry transfer on a timely basis) and all other documents required by this Letter of Transmittal are delivered to the depositary prior to the Expiration Date, you may tender your Warrants according to the guaranteed delivery procedures set forth in the Section 2 of the Offer Letter titled "Procedure for Exercising and Tendering Warrants."

Delivery of documents to DTC does not constitute delivery to the depositary.

"Expiration Date" means 5:00 P.M., Eastern Standard Time, on January 18, 2008, unless and until the Company, in its sole discretion, extends the Offer, in which case the "Expiration Date" means the latest time and date at which the Offer, as extended, expires.

The name(s) and address(es) of the registered holder(s) should be printed below, exactly as they appear on the certificates representing the Warrants tendered hereby. The certificate numbers, the number of Warrants represented by such certificates, and the number of Warrants that the undersigned wishes to tender and pursuant to which method, should be set forth in the appropriate boxes above.

THE UNDERSIGNED UNDERSTANDS THAT ACCEPTANCE OF A WARRANT BY THE COMPANY FOR EXERCISE WILL CONSTITUTE A BINDING AGREEMENT BETWEEN THE UNDERSIGNED AND THE COMPANY UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.  NOTE: SIGNATURES MUST BE PROVIDED BELOW.  PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

This Letter of Transmittal is to be completed by a holder of Warrants either if (i) Warrant Certificates are to be forwarded with this Letter of Transmittal or (ii) if the Warrants the holder is electing to exercise are to be delivered by book-entry transfer pursuant to the procedures set forth in the Offer Letter under Section 2, "Procedure for Exercising and Tendering Warrants — Book-Entry Delivery." Delivery of documents to DTC or to the Company does not constitute delivery to the Warrant Agent.

The undersigned hereby: (i) elects to exercise the Warrants described under "Election(s) to Exercise" below (Box 1); and (ii) agrees to purchase the Common Stock issuable thereunder and is submitting, if applicable, the applicable exercise price (by certified check or wire amount), in each case, pursuant to the terms and subject to the conditions described in the Offer Letter and this Letter of Transmittal. The undersigned is the registered owner of all such Warrants and represents that it has received from each beneficial owner thereof (collectively, the "Beneficial Owners") a duly completed and executed form of "Instructions to Registered Holder," a form of which is attached to the "Letter to Clients" accompanying this Letter of Transmittal, instructing the undersigned to take the action described in this Letter of Transmittal. Subject to, and effective upon, the Company’s acceptance of the undersigned’s election to exercise the Warrants described in Box 1 below and the Company’s receipt of available funds equal to the amount of the applicable exercise price, if applicable, the undersigned hereby assigns and transfers to, or upon the order of, the Company, all right, title and interest in, to, and under the Warrants being exercised hereby, waives any and all other rights with respect to such Warrants and releases and discharges the Company from any and all claims the undersigned may have now, or may have in the future, arising out of, or related to, such Warrants.

The undersigned hereby irrevocably constitutes and appoints the Warrant Agent as the true and lawful agent and attorney-in-fact of the undersigned with respect to the Warrants the undersigned is electing to exercise, with full power of substitution (the power of attorney being deemed to be an irrevocable power coupled with an interest), to: (i) deliver the Warrants the undersigned is electing to exercise (together with the applicable exercise price being tendered herewith) to the Company or cause ownership of such Warrants to be transferred to, or upon the order of, the Company, on the books of the Warrant Agent and deliver all accompanying evidences of transfer and authenticity to, or upon the order of, the Company upon receipt by the Company’s Warrant Agent, as the undersigned’s agent, of the Common Stock to which the undersigned is entitled upon acceptance by the Company of the undersigned’s election to exercise Warrants pursuant to the Offer; and (ii) receive all benefits and otherwise exercise all rights of beneficial ownership of the exercised Warrants all in accordance with the terms and subject to the conditions of the Offer described in the Offer Letter.

Unless otherwise indicated under "Special Issuance Instructions" below (Box 2), please issue the Common Stock for the exercised Warrants in the name(s) of the undersigned. Similarly, unless otherwise indicated under "Special Delivery Instructions" below (Box 3), please send or cause to be sent the certificates for the Common Stock (and accompanying documents, as appropriate) to the undersigned at the address shown above under "Description of Warrants" (on the cover page of this Letter of Transmittal) or provide the name of the account with the Warrant Agent or at DTC to which the Common Stock should be issued.

The undersigned understands that elections to exercise Warrants pursuant to the procedures described under Section 1, "General Terms" in the Offer Letter and in the instructions to this Letter of Transmittal will constitute a binding agreement between the undersigned and the Company upon the terms of the Offer set forth in the Offer Letter under Section 1, "General Terms", and subject to the conditions of the Offer set forth in the Offer Letter under Section 2.B., "Conditions of the Offer," subject only to withdrawal of elections to exercise on the terms set forth in the Offer Letter under Section 3, "Rescission Rights." All authority conferred in this Letter of Transmittal or agreed to be conferred will survive the death, bankruptcy or incapacity of the undersigned and any Beneficial Owner(s), and every obligation of the undersigned of any Beneficial Owners under this Letter of Transmittal will be binding upon the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives of the undersigned and such Beneficial Owner(s).

The undersigned hereby represents and warrants that it has full power and authority to exercise, assign and transfer the Warrants the undersigned has elected to exercise pursuant to this Letter of Transmittal. The undersigned and each Beneficial Owner will, upon request, execute and deliver any additional documents reasonably requested by the Company or the Company’s Warrant Agent as necessary or desirable to complete and give effect to the transactions contemplated hereby.

NOTE: SIGNATURES MUST BE PROVIDED BELOW
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY BEFORE
COMPLETING THE BOXES.

☐	CHECK HERE IF THE WARRANTS ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER AND COMPLETE BOX 4 BELOW.

Name

Address

Box 1
ELECTION(S) TO EXERCISE

Election to Exercise By Tender of Warrants

Complete the table below if you are electing to exercise Warrants by tendering 5.5 Warrants for one (1) share of Common Stock.

A	B	C
Number of Warrants Being Exercised	Number of Warrants Required to be Tendered	Total Shares of Common Stock to be Issued (Divide Column A by Column B)
5.5 Warrants per share

Election To Exercise By Payment of Exercise Price

Complete the table below ONLY if you are electing to exercise some of your Warrants at the exercise price of $3.25.  To determine the maximum number of warrants that you can exercise at the exercise price of $3.25, use the whole number from column C above.

A	B	C	D
Number of Warrants Being Exercised	Exercise Price	Total Exercise Price (Multiply Column A by Column B)	Total Shares of Common Stock Issued (same as column A)
$3.25 per share

Box 2

SPECIAL ISSUANCE INSTRUCTIONS

To be completed ONLY if certificates for Common Stock purchased hereby are to be issued in the name of someone other than the undersigned.

Issue Common Stock certificates:
Name(s)

(please print)

Address(es)

Box 3
SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if certificates for Common Stock of the Company purchased are to be mailed to someone other than the undersigned, or to the undersigned at an address other than that shown below.

Mail Certificates to:

Name(s)

(please print)

Address(es)

Box 4
USE OF BOOK-ENTRY TRANSFER

To be completed ONLY if delivery of Warrants is to be made by book-entry transfer.
Name of Exercising Institution:  __________________________________
Account  Number:   ___________________________________________
Transaction Code Number:  _____________________________________

 Box 5
EXERCISING HOLDER SIGNATURE

x

x

 (Signature of Registered Holder(s) or Authorized Signatory)

Note: The above lines must be signed by the registered holder(s) of Warrants as their name(s) appear(s) on the Warrants or by person(s) authorized to become registered holder(s) (evidence of which authorization must be transmitted with this Letter of Transmittal). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer, or other person acting in a fiduciary or representative capacity, that person must set forth his or her full title below. See Instruction 5.

Name(s):

Capacity:

Street Address:

Telephone Number:

Tax Identification or Social Security Number:

Signature Guarantee

(If Required by Instruction 4)
Authorized Signature

Name:

(Please Print or Type)
Title:

Name of Firm:

 (Must be an Eligible Institution as defined in Instruction 1)
Address:

Area Code and Telephone Number:

Dated:

PLEASE SIGN HERE
(To be completed by all Warrant Holders)

 (Signature of Owners)

Dated:    ________________, 200

Name(s)

(please print)
Address(es)

Capacity (full title):

Telephone number:

(Must be signed by the registered holder(s) exactly as name(s) appear(s) on certificate(s) or on a security position or by person(s) authorized to become registered holder(s) by certificate(s) and documents transmitted with his Letter of Transmittal. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, please set forth full title. See Instruction 5.)

GUARANTEE OF SIGNATURE(S)
Name of Firm:

Authorized Signature:

Name:

(please print)
Title:

Address:

Area Code and Telephone Number:

Dated:    ________________, 200

INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.    GUARANTEE OF SIGNATURE.

No signature guarantee is required if either:

(a)    this Letter of Transmittal is signed by the registered holder of the Warrants exactly as the name of the registered holder appears on the certificate tendered with this Letter of Transmittal and such owner has not completed the box entitled "Special Delivery Instructions" or "Special Issuance Instructions"; or

(b)    such Warrants are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company (not a savings bank or savings and loan association) having an office, branch or agency in the United States which is a participant in an approval Signature Guarantee Medallion Program (each such entity, an "Eligible Institution"); or

(c)    the Holders of such Warrants reside outside of the U.S. and are not otherwise tendering the Warrants in the U.S.

In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal. See Instruction 5.

2.    DELIVERY OF LETTER OF TRANSMITTAL AND CERTIFICATES; GUARANTEED DELIVERY PROCEDURES.

This Letter of Transmittal is to be used only if:

•	certificates for Warrants are delivered with it to the Depositary; or

•	the certificates will be delivered pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary; or

•	an exercise of Warrants pursuant to the procedure for tender and exercise by book-entry transfer set forth in Section 2 of the Offer Letter.

Unless Warrants are being tendered and exercised by book-entry transfer, as described below, the following documents should be mailed or delivered to the Depositary at the appropriate address set forth on the front page of this document and must be received by the Depositary prior to the expiration of the Offer: (a) a properly completed and duly executed Letter of Transmittal or duly executed and manually signed facsimile copy of it, in accordance with the instructions of the Letter of Transmittal (including any required signature guarantees); (b) certificates for the Warrants being exercised; and (c) any other documents required by the Letter of Transmittal. If certificates are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

Warrants may be validly tendered pursuant to the procedures for book-entry transfer as described in the Offer to Purchase. In order for shares to be validly tendered by book-entry transfer, the Depositary must receive, prior to the expiration date of the Offer, (a) confirmation of such delivery and (b) either a properly completed and executed Letter of Transmittal (or manually signed facsimile thereof) or an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal, and (c) all documents required by the Letter of Transmittal. The term "Agent’s Message" means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC exercising the Warrants that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant. If you are tendering by book-entry transfer, you must expressly acknowledge that you have received and agreed to be bound by the Letter of Transmittal and that the Letter of Transmittal may be enforced against you.

If your Warrant certificates are not immediately available, you cannot deliver your shares and all other required documents to the Depositary or you cannot complete the procedure for delivery by book-entry transfer prior to the expiration date, you may tender your shares pursuant to the guaranteed delivery procedure set forth in the Offer Letter. Pursuant to such procedure:

(i)    such tender must be made by or through an Eligible Institution;

(ii)    a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (with any required signature guarantees) must be received by the Depositary prior to the expiration of the Offer; and

(iii)    the certificates for all physically delivered Warrants in proper form for transfer by delivery, or a confirmation of a book-entry transfer into the Depositary’s account at DTC of all Warrants delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by this Letter of Transmittal, must be received by the Depositary within three NASDAQ Global Market trading days after the date the Depositary receives such Notice of Guaranteed Delivery, all as provided in the Offer Letter.

The method of delivery of all documents, including Warrant certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Except as specifically permitted by the Offer Letter, no alternative or contingent exercises will be accepted.

3.    INADEQUATE SPACE.    If the space provided in the box captioned "Description of Warrants Exercised" is inadequate, the certificate numbers and/or the number of Warrants should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4.    WARRANTS EXERCISED.    Warrant holders who choose to participate in the Offer, may exercise some or all of such holder’s Warrants pursuant to the terms of the Offer.

5.    SIGNATURES ON LETTER OF TRANSMITTAL.

(a)    If this Letter of Transmittal is signed by the registered holder(s) of the Warrants tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

(b)    If the Warrants are held of record by two or more persons or holders, all such persons or holders must sign this Letter of Transmittal.

(c)    If any tendered Warrants are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal (or photocopies of it) as there are different registrations of certificates.

(d)    When this Letter of Transmittal is signed by the registered holder(s) of the Warrants listed and transmitted hereby, no endorsement(s) of certificate(s) representing such Warrants or separate ordinary share power(s) are required. EXCEPT AS OTHERWISE PROVIDED IN INSTRUCTION 1, SIGNATURE(S) ON SUCH CERTIFICATE(S) MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION. If this Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed, the certificate(s) must be endorsed or accompanied by appropriate ordinary share power(s), in either case signed exactly as the name(s) of the registered holder(s) appears on the certificate(s), and the signature(s) on such certificate(s) or ordinary share power(s) must be guaranteed by an Eligible Institution. See Instruction 1.

(e)    If this Letter of Transmittal or any certificate(s) or ordinary share power(s) are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Company of the authority so to act. If the certificate has been issued in the fiduciary or representative capacity, no additional documentation will be required.

6.    SPECIAL DELIVERY AND SPECIAL ISSUANCE INSTRUCTIONS.    If certificates for Common Stock purchased upon exercise of the Warrants are to be issued in the name of a person other than the signer of the Letter of Transmittal or if such certificates are to be sent to someone other than the person signing the Letter of Transmittal or to the signer at a different address, the boxes captioned "Special Issuance Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal must be completed as applicable and signatures must be guaranteed as described in Instruction 5.

7.    IRREGULARITIES.    All questions as to the number of Warrants to be accepted, the validity, form, eligibility (including time of receipt) and acceptance for exercise of any tender of Warrants will be determined by the Company in its sole discretion, which determinations shall be final and binding on all parties, subject to the judgments of any courts. The Company reserves the absolute right to reject any or all tenders of Warrants it determines not to be in proper form or to reject those Warrants, the acceptance of which or payment for which may, in the opinion of the Company’s counsel, be unlawful, subject to the judgments of any court. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Warrants, and the Company’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties, subject to the judgments of any court. No tender of Warrants will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice.

8.    QUESTIONS AND REQUESTS FOR ASSISTANCE AND ADDITIONAL COPIES.    Please direct questions or requests for assistance, or for additional copies of the Offer Letter, Letter of Transmittal or other materials, in writing to:

Morrow & Co., LLC
470 West Avenue, Stamford, CT 06902
Stockholders, please call: (800) 607-0088
Banks and brokerage firms, please call: (800) 662-5200

IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A PHOTOCOPY THEREOF) TOGETHER WITH WARRANT CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE COMPANY ON OR PRIOR TO 5:00 P.M., U.S. EASTERN STANDARD TIME ON THE DAY OF THE EXPIRATION DATE.

EXHIBIT (a) (4)

NOTICE OF GUARANTEED DELIVERY

OF WARRANTS OF

ALSIUS CORPORATION

PURSUANT TO THE OFFER DATED DECEMBER 19, 2007

This Notice of Guaranteed Delivery, or one substantially in the form hereof, must be used to accept the Offer (as defined below) if:

•	Warrants are not immediately available or Warrant holders cannot deliver Warrants to Continental Stock Transfer & Trust Company (the ‘‘Depositary’’) prior to the Expiration Date, or

•
Time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) and any other required documents, to reach the Depositary prior to the Expiration Date.

The Offer Letter and the related Letter of Transmittal, as amended or supplemented from time to time, together constitute the ‘‘Offer.’’

TO:	CONTINENTAL STOCK TRANSFER & TRUST COMPANY

BY MAIL, HAND OR OVERNIGHT DELIVERY:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY
17 BATTERY PLACE, 8TH FLOOR
NEW YORK, NY 10004

BY FACSIMILE TRANSMISSION:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY
FACSIMILE: (212) 509-5150
CONFIRM BY TELEPHONE: (212) 509-4000 ext. 536

This Notice of Guaranteed Delivery, properly completed and duly executed, may be delivered by hand, mail, overnight courier or facsimile transmission to the Depositary, as described in Section 2 of the Offer Letter.

For this notice to be validly delivered, it must be received by the Depositary at one of the above addresses before the Offer expires. Delivery of this notice to another address will not constitute a valid delivery. Delivery to the Company, the information agent or the book-entry transfer facility will not be forwarded to the Depositary and will not constitute a valid delivery.

This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution (as defined in the Letter of Transmittal) under the instructions to the Letter of Transmittal, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

By signing this Notice of Guaranteed Delivery, you exercise, upon the terms and subject to the conditions described in the Offer Letter and the related Letter of Transmittal, receipt of which you hereby acknowledge, the number of Warrants, and method, specified below pursuant to the guaranteed delivery procedure described in Section 2 of the Offer Letter.

_______________  WARRANTS EXERCISED PURSUANT TO CASHLESS TENDER
_______________  WARRANTS EXERCISED PURSUANT TO REDUCED CASH EXERCISE PRICE OF $3.25

SIGNATURES
Signatures:
Name(s) of Warrant Holders(s):

(please type or print)
Certificate Nos.:

Address:

 (Include Zip Code)
Daytime Area Code and Telephone Number:

Date:

If Shares will be delivered by book-entry transfer, provide the Account Number.
Account Number:

 GUARANTEE OF DELIVERY
(Not to be Used for Signature Guarantee)

The undersigned, a bank, broker dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an ‘‘eligible guarantor institution,’’ as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended, (each of the foregoing constituting an ‘‘Eligible Institution’’), guarantees delivery to the Depositary of the Shares tendered, in proper form for transfer, or a confirmation that the Warrants tendered have been delivered pursuant to the procedure for book-entry transfer described in the Offer into the Depositary’s account at the book-entry transfer facility, in each case together with a properly completed and duly executed Letter(s) of Transmittal (or a facsimile(s) thereof), or an Agent’s Message in the case of a book-entry transfer, and any other required documents, all within three Nasdaq Global Market trading days after the date of receipt by the Depositary of this Notice of Guaranteed Delivery.

The Eligible Institution that completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time set forth above. Failure to do so could result in a financial loss to such Eligible Institution.

Name of Firm:

Authorized Signature:

Name:

(please print)
Title:

Address:

Area Code and Telephone Number:

Dated:    ________________, 200_

NOTE: DO NOT SEND WARRANTS WITH THIS FORM. WARRANTS SHOULD BE SENT WITH THE LETTER OF TRANSMITTAL.

EXHIBIT (a) (5)

Offer to Holders
of
16,541,000 Outstanding Warrants
of
ALSIUS CORPORATION
to Allow Warrants to be Tendered for Exercise as follows:

 (i) For each 5.5 Warrants tendered, a holder will receive one share of Common Stock, on a cashless basis, and
(ii) For each 5.5 Warrants tendered in the cashless exercise, a holder may also exercise one additional Warrant at a reduced cash exercise price of $3.25 per share of Common Stock

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON JANUARY 18, 2008,
UNLESS THE OFFER IS EXTENDED.

December 19, 2007
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Enclosed for your consideration are the Offer Letter, dated December 19, 2007 (the ‘‘Offer Letter’’), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the ‘‘Offer’’), in connection with the Offer by Alsius Corporation, a Delaware corporation (the ‘‘Company’’), for a period of twenty (20) business days or until January 18, 2008, to the holders of the Company’s publicly traded warrants (the ‘‘Warrants’’) that are outstanding, which were issued by Ithaka Acquisition Corp., the Company’s legal predecessor, in its initial public offering.  Pursuant to the Offer, Warrant holders may  tender their Warrants for shares of common stock, par value $.0001 per share (the ‘‘Common Stock’’), as follows:

•
A holder may tender Warrants for exercise on a cashless basis.  For each 5.5 Warrants tendered, the holder will receive one share of Common Stock, without paying a cash exercise price.  A holder may tender as few or as many Warrants as the holder elects.

•
For each 5.5 Warrants a holder tenders in the cashless exercise, the holder may also exercise one additional Warrant for cash by paying a reduced exercise price of $3.25 for one share of Common Stock.  Exercising Warrants at the reduced cash price is not a requirement to participating in the cashless exercise described above.

WARRANTS WHICH ARE NOT TENDERED WILL RETAIN THEIR CURRENT TERMS, INCLUDING THE CURRENT $5.00 EXERCISE PRICE AND EXPIRATION DATE OF AUGUST 16, 2009. Investing in the Company's securities involves a high degree of risk. See ‘‘Risk Factors’’ in Section 12 on page 25 of the enclosed Offer Letter for a discussion of information that you should consider before tendering Warrants in this Offer.

If you or your clients tender Warrants, the tendered Warrants may be withdrawn before the Expiration Date and retained on their original terms, by following the instructions herein, subject to the following.  If Warrants are tendered for both cashless exercise and cash exercise at the reduced price, then before the Expiration Date:

•	a holder may withdraw some or all of the Warrants tendered for cash exercise without affecting the Warrants tendered for cashless exercise; but

•
if a holder withdraws some or all of the Warrants tendered for cashless exercise, the holder will be required to withdraw (or will be treated as having withdrawn) Warrants tendered in the cash exercise, if the tender for cash exercise exceeds the limit of one Warrant for each 5.5 Warrants tendered for cashless exercise.

IT IS THE COMPANY’S CURRENT INTENT NOT TO CONDUCT ANOTHER OFFER TO PROMOTE THE EARLY EXERCISE OF THE WARRANTS, BUT THE COMPANY RESERVES THE RIGHT TO DO SO IN THE FUTURE, AS WELL AS TO REDEEM THE WARRANTS IF AND WHEN IT IS PERMITTED TO DO SO PURSUANT TO THE WARRANT TERMS. PURSUANT TO THEIR ORIGINAL TERMS, THE WARRANTS MAY BE REDEEMED IN WHOLE OR IN PART AT A PRICE OF $0.01 PER WARRANT IF THE SALES PRICE OF THE COMPANY'S COMMON STOCK EQUALS OR EXCEEDS $8.50 PER SHARE FOR ANY 20 TRADING DAYS WITHIN A 30 TRADING DAY PERIOD ENDING 3 BUSINESS DAYS BEFORE A NOTICE OF REDEMPTION IS SENT.

NO FRACTIONAL SHARES WILL BE ISSUED IN THE OFFER. IF YOU ELECT TO EXERCISE WARRANTS AND YOUR EXERCISE WOULD RESULT IN A FRACTIONAL SHARE OF COMMON STOCK TO BE ISSUED, YOU WILL RECEIVE THE MARKET VALUE OF SUCH FRACTIONAL SHARE BASED ON THE CLOSING PRICE OF THE COMMON STOCK ON THE DAY IMMEDIATELY PRECEDING THE EXPIRATION DATE.

Enclosed with this letter are copies of the following documents:

1.	Offer Letter, dated December 19, 2007;

2.	Letter of Transmittal, for your use in accepting the Offer and exercising Warrants of and for the information of your clients;

3.
Notice of Guaranteed Delivery with respect to Warrants, to be used to accept the Offer in the event you are unable to deliver the Warrant certificates, together with all other required documents, to the Depositary before the Expiration Date (as defined in the Offer Letter), or if the procedure for book-entry transfer cannot be completed before the Expiration Date;

4.
Form of letter that may be sent to your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee, along with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

Certain conditions to the Offer are described in Sections 1 through 4 of the Offer Letter.

We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 5 p.m., Eastern Standard Time, on January 18, 2008, unless the Offer is extended.

Under no circumstances will interest be paid on the exercise price of the Warrants regardless of any extension of, or amendment to, the Offer or any delay in exercising such Warrants after the expiration date.

Other than described herein, the Company will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary, as described in the Offer Letter) in connection with the solicitation of tenders of Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.

In connection with the Offer, the Dealer Manager, Deutsche Bank Securities Inc. will receive a fee equal to the greater of US $0.02 per Warrant tendered or exercised for cash at an exercise price lower than the current exercise price or US $150,000, payable at the closing of the Offer (provided, however, that if fewer than 5,000,000 Warrants are tendered in the Offer or exercised for cash at an exercise price lower than the current exercise price, the fee will be US $0.02 per Warrant, but in no event less than $50,000).

Questions regarding the Offer may be directed to Morrow & Co., LLC, as Information Agent, at 470 West Avenue, Stamford, CT 06902 (telephone number (203) 658-9400; banks and brokerage firms please call (800) 662-5200) or to Continental Stock Transfer & Trust Company, as Depository, at 17 Battery Place, 8th Floor, New York, New York 10004 (telephone number (212) 509-4000, ext. 536).

Very truly yours,

Alsius Corporation

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, or any affiliate of any of them or authorize you or any other person affiliated with you to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

EXHIBIT (a) (6)

Offer to Holders
of
16,541,000 Outstanding Warrants
of
ALSIUS CORPORATION
to Allow Warrants to be Tendered for Exercise as follows:

 (i) For each 5.5 Warrants tendered, a holder will receive one share of Common Stock, on a cashless basis,
and
(ii) For each 5.5 Warrants tendered in the cashless exercise, a holder may also exercise one additional Warrant at a reduced cash exercise price of $3.25 per share of Common Stock

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON JANUARY 18, 2008, UNLESS THE OFFER IS EXTENDED.

December 19, 2007

To Our Clients:

Enclosed for your consideration are the Offer Letter, dated December 19, 2007 (the ‘‘Offer Letter’’), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the ‘‘Offer’’), in connection with the Offer by Alsius Corporation, a Delaware corporation (the ‘‘Company’’), for a period of twenty (20) business days or until January 18, 2008, to the holders of the Company’s publicly traded warrants (the ‘‘Warrants’’) that are outstanding, which were issued by Ithaka Acquisition Corp., the Company’s legal predecessor, in its initial public offering.  Pursuant to the Offer, Warrant holders may  tender their Warrants for shares of common stock, par value $.0001 per share (the ‘‘Common Stock’’), as follows:

•
A holder may tender Warrants for exercise on a cashless basis.  For each 5.5 Warrants tendered, the holder will receive one share of Common Stock, without paying a cash exercise price.  A holder may tender as few or as many Warrants as the holder elects.

•
For each  5.5 Warrants a holder tenders in the cashless exercise, the holder may also exercise one additional Warrant for cash by paying a reduced exercise price of $3.25 for one share of Common Stock.  Exercising Warrants at the reduced cash price is not a requirement to participating in the cashless exercise described above.

WARRANTS WHICH ARE NOT TENDERED WILL RETAIN THEIR CURRENT TERMS, INCLUDING THE CURRENT $5.00 EXERCISE PRICE AND EXPIRATION DATE OF AUGUST 16, 2009. Investing in the Company's securities involves a high degree of risk. See ‘‘Risk Factors’’ in Section 12 on page 25 of the enclosed Offer Letter for a discussion of information that you should consider before tendering Warrants in this Offer.

IT IS THE COMPANY’S CURRENT INTENT NOT TO CONDUCT ANOTHER OFFER TO PROMOTE THE EARLY EXERCISE OF THE WARRANTS, BUT THE COMPANY RESERVES THE RIGHT TO DO SO IN THE FUTURE, AS WELL AS TO REDEEM THE WARRANTS IF AND WHEN IT IS PERMITTED TO DO SO PURSUANT TO THE WARRANT TERMS. PURSUANT TO THEIR ORIGINAL TERMS, THE WARRANTS MAY BE REDEEMED IN WHOLE OR IN PART AT A PRICE OF $0.01 PER WARRANT IF THE SALES PRICE OF THE COMPANY'S COMMON STOCK EQUALS OR EXCEEDS $8.50 PER SHARE FOR ANY 20 TRADING DAYS WITHIN A 30 TRADING DAY PERIOD ENDING 3 BUSINESS DAYS BEFORE A NOTICE OF REDEMPTION IS SENT.

You may exercise some or all of your Warrants, and you may exercise your Warrants pursuant to the method identified above.    If you want to exercise Warrants in this Offer, please specify the method of exercising your Warrants you are using. If you are using more than one method of exercising your Warrants, please specify the number of Warrants for each method. Please follow the instructions in this document and the related documents, including the accompanying Letter of Transmittal, to submit your Warrants. In addition, in the event Warrants you wish to exercise pursuant to the Offer are included as part of a unit held by you, you must instruct us in the accompanying letter from you to separate the units prior to exercise.

If you tender Warrants, you may withdraw your tendered Warrants before the Expiration Date and retain them on their original terms, by following the instructions herein, subject to the following.  If you tendered Warrants for both cashless exercise and cash exercise at the reduced price, then before the Expiration Date:

•	you may withdraw some or all of the Warrants tendered for cash exercise without affecting the Warrants tendered for cashless exercise; but

•
if you withdraw some or all of the Warrants tendered cashless exercise, you will be required to withdraw (or you will be treated as having withdrawn) Warrants tendered in the cash exercise, if your tender for cash exercise exceeds the limit of one Warrant for each 5.5 Warrants tendered for cashless exercise.

We are the owner of record of shares held for your account. As such, we are the only ones who can exercise and tender your Warrants, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use it to exercise and tender Warrants we hold for your account.

Please instruct us as to whether you wish us to exercise any or all of the Warrants we hold for your account on the terms and subject to the conditions of the Offer.

Please note the following:

1.	The Offer is subject to certain conditions set forth in Sections 1 through 4 of the Offer Letter.

2.	The Offer and withdrawal rights will expire at 5 p.m., Eastern Standard Time, on January 18, 2008, unless the Company extends the Offer.

3.	The Offer is for 16,541,000 Warrants, constituting 100% of the total number of the Company’s publicly traded outstanding Warrants as of December 17, 2007.

4.	Tendering Warrant holders who are registered Warrant holders or who tender their shares directly to Continental Stock Transfer & Trust Company will not be obligated to pay any brokerage commissions.

5.	If your Warrants are held as part of the Company’s outstanding Units, you must first instruct us to separate the Units before the Warrants can be exercised.

If you wish to have us exercise any or all of your Warrants, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. If you authorize us to exercise your Warrants, we will exercise and tender all your Warrants unless you specify otherwise on the attached Instruction Form.

NO FRACTIONAL SHARES WILL BE ISSUED IN THE OFFER. IF YOU ELECT TO EXERCISE WARRANTS AND YOUR EXERCISE WOULD RESULT IN A FRACTIONAL SHARE OF COMMON STOCK TO BE ISSUED, YOU WILL RECEIVE THE MARKET VALUE OF SUCH FRACTIONAL SHARE BASED ON THE CLOSING PRICE OF THE COMMON STOCK ON THE DAY IMMEDIATELY PRECEDING THE EXPIRATION DATE.

Your prompt action is requested. Your Instruction Form should be forwarded to us in ample time to permit us to submit a tender on your behalf before the Expiration Date of the Offer. Please note that the Offer and withdrawal rights will expire at 5:00 p.m., Eastern Standard Time, on January 18, 2008, unless the Offer is extended.

The Offer is being made solely under the Offer Letter and the Letter of Transmittal and is being made to all record holders of Warrants. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Warrants residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

The Company’s Board of Directors has approved the Offer. However, neither the Company’s management nor its Board of Directors, Officers, or Employees, nor the Depositary makes any recommendation to any warrant holder as to whether to exercise or refrain from exercising any Warrants. The Company has not authorized any person to make any recommendation. You should carefully evaluate all information in the Offer and should consult your own investment and tax advisors. You must decide whether to exercise your Warrants and, if so, how many Warrants to exercise and by which method. In doing so, you should read carefully the information in the Offer Letter and the Letter of Transmittal.

INSTRUCTION FORM WITH RESPECT TO

Offer to Holders
of
16,541,000 Outstanding Warrants
of
ALSIUS CORPORATION
to Allow Warrants to be Tendered for Exercise as follows:

 (i) For each 5.5 Warrants tendered, a holder will receive one share of Common Stock, on a cashless basis,
and
(ii) For each 5.5 Warrants tendered in the cashless exercise, a holder may also exercise one additional Warrant at a reduced cash exercise price of $3.25 per share of Common Stock

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON JANUARY 18, 2008, UNLESS THE OFFER IS EXTENDED.

The undersigned acknowledges receipt of your letter to clients and the enclosed Offer Letter, dated December 19, 2007 (the ‘‘Offer Letter’’), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the ‘‘Offer’’), in connection with the Offer by Alsius Corporation, a Delaware corporation (the ‘‘Company’’), for a period of twenty (20) business days or until January 18, 2008, to the holders of the Company’s publicly traded warrants (the ‘‘Warrants’’) that are outstanding, which were issued by Ithaka Acquisition Corp., the Company’s legal predecessor, in its initial public offering. Pursuant to the Offer, Warrant holders may  tender their Warrants for shares of common stock, par value $.0001 per share (the ‘‘Common Stock’’), as follows:

•
A holder may tender Warrants for exercise on a cashless basis.  For each 5.5 Warrants tendered, the holder will receive one share of Common Stock, without paying a cash exercise price.  A holder may tender as few or as many Warrants as the holder elects.

•
For each 5.5 Warrants a holder tenders in the cashless exercise, the holder may also exercise one additional Warrant for cash by paying a reduced exercise price of $3.25 for one share of Common Stock.  Exercising Warrants at the reduced cash price is not a requirement to participating in the cashless exercise described above.

The undersigned hereby instructs you to exercise the number of Warrants indicated below or, if no number is indicated, all Warrants you hold for the account of the undersigned, on the terms and subject to the conditions of the Offer.

☐
Please check if any or all of your Warrants being exercised are part of a unit.  As the Warrants you are being instructed to exercise pursuant to the Offer are held as part of a unit, please separate the unit and undertake all actions necessary to allow for the exercise of the outstanding Warrants.

In participating in the Offer, the undersigned acknowledges that: (1) the Offer is established voluntarily by the Company, it is discretionary in nature and it may be extended, modified, suspended or terminated by the Company as provided in the Offer Letter; (2) the undersigned is voluntarily participating in the Offer and is aware of the conditions of the Offer; (3) the future value of the Company’s Common Stock is unknown and cannot be predicted with certainty; (4) the undersigned has received the Offer Letter; and (5) regardless of any action that the Company takes with respect to any or all income/capital gains tax, social security or insurance, transfer tax or other tax-related items (‘‘Tax Items’’) related to the Offer and the disposition of shares, the undersigned acknowledges that the ultimate liability for all Tax Items is and remains his or her sole responsibility. In that regard, the undersigned authorizes the Company to withhold all applicable Tax Items legally payable by the undersigned.

Number of Warrants to be exercised by you for the account of the undersigned:

______________	** Warrants exercised pursuant to Cashless Tender

______________	** Warrants exercised pursuant to reduced $3.25 Cash Exercise Price

**	Unless otherwise indicated it will be assumed that all Warrants that can be exercised pursuant to the Offer and held by us for your account are to be exercised.

Signature(s):

Name(s):

(Please Print)

Taxpayer Identification Number:

Address(es):

(Including Zip Code)

Area Code/Phone Number:

Date:

EXHIBIT (a) (13)

For Immediate Release:

CONTACT:                  Alsius Corporation
                                       Brett L. Scott, 949-453-0150
                                       Chief Financial Officer
                                       bscott@alsius.com

Alsius Corporation Announces Program for Early Exercise of Warrants

IRVINE, Calif., Dec. 18-- Alsius Corporation (Nasdaq: ALUS), which designs, manufactures and sells advanced patient temperature management therapies, announced today that the company has launched offers to holders of all 16,541,000 outstanding, publicly traded warrants, the opportunity, for a limited time, to exercise the warrants on amended terms.

Alsius is modifying the terms of the warrants to allow holders to receive one share of common stock for every 5.5 warrants surrendered, without paying a cash exercise price.  In addition, for each 5.5 warrants a holder tenders in the cashless exercise, the holder can exercise one additional warrant by paying a reduced cash exercise price of $3.25 for one share of common stock.  Exercising warrants at the reduced cash price is not a requirement to participating in the cashless exercise.

The offer will commence on December 19, 2007, and continue for a period of 20 business days, expiring on January 18, 2008 at 5 p.m., Eastern Standard Time (the "Offer Period") unless extended, terminated or withdrawn. Existing warrants must be tendered prior to the expiration of the offer, and tenders of existing warrant may be withdrawn at anytime on or prior to the expiration of the offer. Withdrawn warrants will be returned to the holder in accordance with the terms of the offer. Upon termination of the offer, the original terms of the warrants will be reinstituted and the warrants will expire on August 16, 2009, unless earlier redeemed according to their original terms.

"The purpose of the offer is primarily to reduce the number of warrants outstanding.  The offer will also raise additional capital if holders take advantage of the reduced cash exercise price," said Bill Worthen, President and Chief Executive Officer of Alsius.  "We believe that we have created a program that is attractive to our warrant holders and hope that the program results in a substantial number of warrants being exercised."

The terms and conditions of the offer are as set forth in the Offer Letter and related documentation and will be distributed to holders of Alsius warrants on December 19, 2007.

Deutsche Bank Securities Inc. is acting as dealer manager in connection with the warrant offer.

A copy of the offering documents may be obtained from Morrow & Company, LLC, the information agent for the offering.  Morrow & Company’s telephone number for bankers and brokers is (800) 662-5200 and for all other security holders is (800) 607-0088.  Please contact the information agent with any questions regarding the offering.

Investors are urged to read the following documents to be filed with the Securities Exchange Commission (SEC), as amended from time to time, relating to the offer as they contain important information: (1) the Schedule TO and related Offer Letter; (2) the post-effective amendment to the registration statement on Form S-3 related to the offer; and (3) Alsius' other reports filed with the SEC for information about Alsius generally.  These and any other documents relating to the offer, when they are filed with the SEC, may be obtained at the SEC's website at www.sec.gov, or from the information agent as noted above.  This press release itself is not intended to constitute an offer or solicitation to buy or exchange securities in Alsius, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

An amended registration statement related to the shares of common stock, that may be issued in the warrant offer program, will be filed with the SEC and has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time that the amendment becomes effective.

About Alsius

Alsius, headquartered in Irvine, CA, is a commercial-stage medical device company that develops, manufactures and sells proprietary products to precisely control patient temperature in hospital critical care settings. Controlling body temperature, through cooling and warming, is becoming the standard of care for patients in select critical conditions and those undergoing a variety of surgical procedures. Alsius markets a comprehensive suite of catheter-based intravascular temperature management products that address the need for effective, accurate, easy-to-use and cost-effective control of body temperature in critical care patients.

Alsius' products consist of the CoolGard and Thermogard systems and three families of single-use catheters. The systems are computer-controlled temperature regulation units that circulate cool or warm saline in a closed-loop through balloons that surround the catheters. Alsius' catheters are inserted into a major vein through a patient's neck or groin and achieve rapid and precise temperature management through contact with the patient's blood flow. Unlike conventional external temperature management products, such as cooling and warming blankets and ice packs, Alsius' intravascular products cool and warm the patient from the inside out, more effectively managing body temperature and allowing caregivers easier access to administer patient care. For more information, visit www.alsius.com.

Safe Harbor

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact are forward-looking.  Such forward looking statements, based upon the current beliefs and expectations of Alsius’ management, are subject to risks and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The information set forth herein should be read in light of such risks. Additional information concerning such risks and uncertainties are contained in Alsius’ filings with the Securities and Exchange Commission, which can be accessed electronically on the Securities and Exchange Commission website at www.sec.gov.